Exhibit 2.2

Execution Copy

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

NETLOGIC MICROSYSTEMS, INC.

ATHENA MERGER CORPORATION

AELUROS, INC.

AND

THE REPRESENTATIVE OF THE HOLDERS OF ALL OF THE

CAPITAL STOCK OF AELUROS, INC.

Dated as of October 23, 2007

SECTION 1. THE MERGER		1
1.1	The Merger	1
1.2	Effective Time; Closing	2
1.3	Effect of the Merger	2
1.4	Certificate of Incorporation; Bylaws; Corporate Records	2
1.5	Directors and Officers	2
1.6	Appointment of Representative; Agreements Binding on Company Securityholders	2

SECTION 2. CONVERSION AND EXCHANGE OF SECURITIES		3
2.1	Certain Definitions	3
2.2	Effect on Capital Stock	6
2.3	Dissenting Holders	7
2.4	Options	8
2.5	Warrants	9
2.6	Earn-Out Consideration	9
2.7	Escrow	11
2.8	Surrender of Certificates	11
2.9	Further Action	14
2.10	Assignment of Repurchase Rights in Restricted Stock Purchase Agreements	14

SECTION 3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY		14
3.1	Organization and Standing	14
3.2	Capitalization and Ownership of Shares	14
3.3	Subsidiaries	15
3.4	Securityholder Lists and Agreements	15
3.5	Authority for Agreement	17
3.6	Consents	18
3.7	Financial Statements	18
3.8	Absence of Changes	19
3.9	Absence of Undisclosed Liabilities	20
3.10	Taxes	21
3.11	Property and Sufficiency	23
3.12	Contracts	24
3.13	Benefit Plans	26
3.14	Intellectual Property	28
3.15	Accounts Receivable	32

(i)

(continued)

3.16	Government Funding	32
3.17	Insurance	32
3.18	Personnel	32
3.19	Litigation	33
3.20	Environmental Matters	33
3.21	Compliance with Instruments; Laws; Governmental Authorizations	33
3.22	Banking Relationships; Powers of Attorney	34
3.23	Minute Books and Records	34
3.24	Brokers and Finders; Existing Discussions	35
3.25	Vote Required; Notices; Information Statement	35
3.26	Anti-Takeover Statute Not Applicable	35
3.27	Certain Relationships and Related Transactions	35
3.28	Disclosures	35
3.29	Termination of Certain Contracts	36

SECTION 4. REPRESENTATIONS AND WARRANTIES BY PARENT AND MERGER SUB		36
4.1	Organization and Standing	36
4.2	Authority for Agreement	36
4.3	Non-Contravention; Consents	37
4.4	Information Statement	37
4.5	Brokers and Finders	37
4.6	Ownership and Activities of Merger Sub	37

SECTION 5. CONDUCT OF BUSINESS		37
5.1	Conduct of the Company’s Business Prior to Closing	37

SECTION 6. ADDITIONAL AGREEMENTS		40
6.1	Information Statement	40
6.2	Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants	40
6.3	Public Disclosure	41
6.4	Regulatory Filings; Reasonable Efforts	41
6.5	Advise of Changes	42
6.6	Cooperation	42
6.7	Employee Benefit Plans	43
6.8	Company Stock Options	44

(ii)

(continued)

6.9	Termination of Certain Agreements	44
6.10	Calculation of Estimated Transaction Expenses and Change in Control Payments	44
6.11	No-Shop	44

SECTION 7. CONDITIONS PRECEDENT TO THE OBLIGATIONS OF EACH PARTY TO EFFECT THE MERGER		45
7.1	Stockholder Approvals	45
7.2	No Order	45

SECTION 8. ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF PARENT AND MERGER SUB		45
8.1	Representations, Warranties and Covenants	45
8.2	Government and Other Third Party Approvals	45
8.3	Government Litigation and Legal Requirements	45
8.4	Employee Matters	46
8.5	Merger Approval; Dissenting Shares	46
8.6	Charter Amendment	46
8.7	Amount of Transaction Expenses and Change in Control Payments	46
8.8	Repayment of Debt	46
8.9	Deliveries	46

SECTION 9. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY		46
9.1	Representations, Warranties and Covenants	46
9.2	Deliveries	46

SECTION 10. CLOSING DELIVERIES		47
10.1	Closing Deliveries of the Company	47
10.2	Closing Deliveries of Parent	48

SECTION 11. SURVIVAL		48

SECTION 12. TERMINATION		49
12.1	Termination prior to the Effective Time of the Merger	49
12.2	Notice of Termination; Effect of Termination	50

SECTION 13. FEES AND EXPENSES		50

SECTION 14. INDEMNIFICATION AND CLAIMS FOR DAMAGES		50
14.1	Parent Claims	50
14.2	Indemnification of Parent Indemnified Parties	51
14.3	Limitations of Liability	51
14.4	Notification Certification of Claims	52

(iii)

(continued)

14.5	Third Party Actions	52
14.6	Definition of Damages	52
14.7	Treatment of Indemnification Payments	53
14.8	Transfer and Similar Taxes	53
14.9	Dispute Resolution	53
14.10	Investigation; No Company Recourse	54

SECTION 15. REPRESENTATIVE		54
15.1	Powers of the Representative	54
15.2	Claims by Parent	55
15.3	Notices	56
15.4	Agreement of the Representative	56
15.5	Reimbursement and Liability of Representative	56
15.6	Reliance on Representative	56

SECTION 16. RELEASE		57

SECTION 17. MISCELLANEOUS		57
17.1	Notices	57
17.2	Successors and Assigns	58
17.3	Interpretation	59
17.4	Counterparts	59
17.5	Facsimile	59
17.6	Severability	59
17.7	Third Parties	60
17.8	Additional Definitions	60
17.9	Governing Law; Submission to Jurisdiction	60
17.10	Entire Agreement, Not Binding Until Executed	60
17.11	Amendments; No Waiver	61

(iv)

EXHIBITS

Charter Amendment	Exhibit A
Certificate of Merger	Exhibit B
Escrow Agreement	Exhibit C
Opinion of Carr & Ferrell LLP	Exhibit D
Non-Competition Agreement	Exhibit E

(v)

INDEX OF DEFINED TERMS

Acquisition Transaction	44
Actions	33
affiliate	60
Agreement	1
associate	60
Business Day	60
Bylaws	3
Certificate of Merger	2
CGCL	1
Change in Control Payments	3
Charter	1
Charter Amendment	1
Closing	2
Closing Date	2
Code	13
Common Warrants	3
Company	1
Company Common Stock	3
Company Debt	3
Company Employee Plan	26
Company Intellectual Property	29
Company Organizational Documents	3
Company Preferred Stock	3
Company Products	3
Company Representatives	44
Company Securities	1
Company Securityholders	1
Company Stock	1
Company Stockholders	1
Company’s Registered Intellectual Property	28
Confidential Information	3
Confidentiality Agreement	61
Consents	18
Continuing Employee	43
Contract	26
Controls	18
Damages	52
default	25
Delaware Law	1
DGCL	1
Disclosure Schedule	4
Dissenting Shares	7
* Manufacturer	10
* Determination Period	10
Earn-Out Consideration	9
Earn-Out Distribution Date	4
Earn-Out Per Share Common Consideration	4
Earn-Out Per Share Preferred Consideration	4
Earn-Out Period	4
Effective Time	2
End Date	49
Environmental Laws	33
ERISA	26
ERISA Affiliate	26
Escrow Agent	11
Escrow Agreement	11
Escrow Amount	4
Escrow Funds	11
Escrow Period	11
Estimated Transaction Expenses	4
Expiration Date	11
Extended Representations	49
Financial Statements	18
Fully Diluted Common Share Number	4
Fully Diluted Preferred Share Number	4
GAAP	18
Governmental Authorities	18
Hazardous Substance	33
Indebtedness	20
Indemnifying Securityholders	3
Information Statement	40
Initial Merger Consideration	4
Initial Option Closing Payment	16
Initial Per Share Common Consideration	4
Initial Per Share Preferred Consideration	4
Intellectual Property	31
IRS	23
Knowledge	60
Leased Premises	24
Legal Requirements	15
Material Adverse Effect	20
Merger	1
Merger Sub	1
Net Revenue	5
Offer Package Agreements	1
Officer’s Certificate	52
Open Source Code	30
Option	5
Option Exchange Ratio	8
Option Holder Consent	3
Option Plan	5
Parent	1
Parent Claim	50
Parent Common Stock	8

*	Confidential treatment requested pursuant to Rule 24b-2. A complete copy of this exhibit including the omitted information has been filed separately with the Securities and Exchange Commission.

(vi)

INDEX OF DEFINED TERMS

(continued)

Parent Indemnified Parties	50
Parent Stock Price	8
Paying Agent	11
PCBs	33
Permits	34
Person	12
Plan	26
Potential 280G Benefits	43
Preferred Warrants	5
Proprietary Product	29
Real Property Leases	23
Related Party	24
Related Party Agreements	44
Representative	3
Requisite Stockholder Approval	35
Restricted Stock Purchase Agreement	5
Securities Act	17
Security Interest	18
Securityholder Schedule	15
Series B Preferred Stock	5
Series C Preferred Stock	5
Stock Closing Payment	16
Stockholders’ Written Consent	1
Subsidiary	5
Surviving Corporation	2
Tax	23
Tax Law	23
Tax Return	23
Taxes	23
Taxing Authority	23
Threshold	51
Total Common Consideration	5
Total Common Earn-Out Consideration	9
Total Equity Consideration	5
Total Option Payment	16
Total Per Share Common Consideration	5
Total Per Share Preferred Consideration	6
Total Preferred Consideration	5, 6
Total Preferred Earn-Out Consideration	9
Transaction Expenses	6
Transfer Taxes	53
Unaudited Balance Sheet	18
Unvested Common Shares	6
Unvested Option	8
Venture Lending	42
Vested Common Shares	6
Vested Option	8
Vested Option Holder	3
Warrant Closing Payment	16
Warrant Holder	3
Warrant Holder Consent Agreement	3
Warrants	6

(vii)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made as of October 23, 2007 (this “Agreement”) by and among NetLogic Microsystems, Inc., a Delaware corporation (“Parent”), Athena Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), Aeluros, Inc., a Delaware corporation (the “Company”), and the Representative (as defined below). The holders of all of the capital stock of the Company (the “Company Stock”) are collectively referred to as the “Company Stockholders,” and the Company Stockholders, together with the holders of all other equity securities of the Company, including securities convertible into, or exercisable or exchangeable for, equity securities of the Company (the “Company Securities”), are collectively referred to herein as the “Company Securityholders.”

WHEREAS, the board of directors of the Company has determined that the merger of Merger Sub with and into the Company upon the terms and subject to the conditions set forth herein (the “Merger”) is desirable and in the best interests of the Company and the Company Stockholders; has approved, in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL” or “Delaware Law”), and the General Corporation Law of the State of California (the “CGCL”) this Agreement and each of the transactions contemplated hereby, including the Merger; and has unanimously recommended that the Company Stockholders approve this Agreement and each of the transactions contemplated hereby, including the Merger; and

WHEREAS, the board of directors of Merger Sub has determined that it is advisable and in the best interests of Merger Sub to enter into a business combination with the Company upon the terms and subject to the conditions set forth herein; and

WHEREAS, in furtherance of such combination, the board of directors of Merger Sub, and Parent, as the sole stockholder of Merger Sub, have approved this Agreement and the Merger, upon the terms and subject to the conditions set forth herein, in accordance with applicable law; and

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company has delivered to Parent and Merger Sub written consents in a form approved by Parent (the “Stockholders’ Written Consent”) adopting this Agreement and approving the Merger and approving an amendment (the “Charter Amendment”) in the form attached hereto as Exhibit A to the Third Amended and Restated Certificate of Incorporation of the Company, as in effect on the date of this Agreement (the “Charter”), from the requisite percentage of holders of Company Preferred Stock and Company Common Stock in accordance with Delaware Law and the Charter; and

WHEREAS, as a condition and inducement to Parent’s willingness to enter into this Agreement, certain executive officers and employees of the Company are required to execute and deliver agreements and documents relating to employment that Parent requires generally of its employees, including, without limitation, a letter agreement and a Proprietary Information and Inventions Agreement (collectively, the “Offer Package Agreements”), the effectiveness of which are contingent upon the consummation of the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereby agree as follows:

SECTION 1. The Merger.

1.1 The Merger. At the Effective Time (as defined below), and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation.”

1.2 Effective Time; Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place as soon as reasonably practicable after the satisfaction or waiver of each of the conditions set forth in Sections 7, 8 and 9 below (other than conditions that by their nature are to be satisfied at Closing, and subject to the satisfaction or waiver of those conditions at such time) but in no event prior to October 24, 2007, or at such other time as Parent and the Company shall otherwise agree (the “Closing Date”). In connection with the Closing, the parties shall cause the Merger to be consummated by filing a certificate of merger with the Secretary of State of the State of Delaware, as contemplated by the DGCL and in the form attached hereto as Exhibit B (the “Certificate of Merger”) and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall be effective upon the later of: (a) the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or (b) such other date and time as may be specified in the Certificate of Merger (such later date being referred to as the “Effective Time”). The Closing shall take place at 10:00 a.m., Pacific Time, on the Closing Date at the offices of Bingham McCutchen LLP, 1900 University Avenue, East Palo Alto, California 94303.

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law, including Section 259 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4 Certificate of Incorporation; Bylaws; Corporate Records.

(a) Certificate of Incorporation. At the Effective Time, the Charter shall be amended and restated in its entirety to be identical to the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the DGCL and as provided in such Certificate of Incorporation, except that the name of the Surviving Corporation as stated in such Certificate of Incorporation shall be “Aeluros, Inc.”

(b) Bylaws. At the Effective Time, the Bylaws of the Company shall be amended and restated in their entirety to be identical to the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the DGCL and such Bylaws, except that the name of the Surviving Corporation on the face of such Bylaws shall be “Aeluros, Inc.”

(c) Corporate Records. At or prior to the Closing, the Company shall deliver or cause to be delivered to Parent the minute books, stock record books and, to the extent requested by Parent, all other documents, books, records, agreements and financial data, of the Company.

1.5 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified, or their earlier death, resignation or removal.

1.6 Appointment of Representative; Agreements Binding on Company Securityholders. Each (i) Company Stockholder that does not perfect his, her or its appraisal or dissenters’ rights under the DGCL or the CGCL and is otherwise entitled to receive a portion of the Total

Equity Consideration pursuant to Section 2 of this Agreement, (ii) holder of a Warrant (each, a “Warrant Holder”) that has executed and delivered a consent and release agreement (a “Warrant Holder Consent Agreement”) in favor of the Parent Indemnified Parties (as defined in Section 14.1) in the form approved by Parent and (iii) holder of a Vested Option (as defined in Section 2.4(a)(i)) who has delivered a consent (the “Option Holder Consent”) in the form approved by Parent (each such option holder a “Vested Option Holder”) (the Company Stockholders, Warrant Holders and Vested Option Holders referenced in the foregoing (i)—(iii) being referred to as the “Indemnifying Securityholders”), by virtue of having approved and adopted this Agreement by executing and delivering the Stockholders’ Written Consent or, as the case may be, the Warrant Holder Consent Agreement or the Option Holder Consent will, as a specific term of the Merger, be deemed to (a) have irrevocably constituted and appointed, effective as of the Effective Time, Louis Citron (together with his, her or its permitted successors, the “Representative”), as their true and lawful agent, proxy and attorney-in-fact, to execute and deliver this Agreement and the Escrow Agreement on their behalf and exercise all or any of the powers, authority and discretion conferred on him or her under this Agreement (including, without limitation, Section 14 and Section 15), the Escrow Agreement or any other agreement or instrument entered into or delivered in connection with the transactions contemplated hereby, and (b) have irrevocably agreed to, and be bound by and comply with, all of the obligations of the Indemnifying Securityholders set forth herein (including, without limitation, Section 14 and Section 15) and in the Escrow Agreement. The Representative agrees to act as, and to undertake the duties and responsibilities of, such agent and attorney-in-fact. This power of attorney is coupled with an interest and is irrevocable.

SECTION 2. Conversion and Exchange of Securities.

2.1 Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

“Bylaws” shall mean the Bylaws of the Company as in effect as of the date of this Agreement.

“Change in Control Payments” shall mean any cash severance, retention, bonus or any other similar payment made or that becomes payable by the Company to any director, officer, employee or consultant (but such term shall not include any value with respect to any acceleration of vesting of Options) solely as a result of the Company entering into this Agreement or the consummation of the Merger.

“Common Warrants” shall mean the warrants to acquire shares of Company Common Stock set forth in the Securityholder Schedule.

“Company Common Stock” shall mean the Common Stock, Class B-1 Common Stock and Class C-1 Common Stock, each par value $.0001 per share, of the Company.

“Company Debt” shall mean all Indebtedness of the Company.

“Company Organizational Documents” shall mean the Charter and the Bylaws.

“Company Preferred Stock” shall mean the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock of the Company.

“Company Products” shall mean any AEL1XXX, AEL2XXX or AEL3XXX 10 Gigabit Ethernet physical layer device of the Company.

“Confidential Information” shall mean information or materials classified as confidential under the terms of the Confidentiality Agreement.

“Disclosure Schedule” shall mean the disclosure schedule supplied by the Company to Parent, dated as of the date of this Agreement and delivered concurrently with the execution hereof.

“Earn-Out Distribution Date” means the earlier of (a) the date set forth in Section 2.6(b) and (b) the date that Parent notifies the Company Stockholders that the Earn-Out Consideration is zero.

“Earn-Out Per Share Common Consideration” shall mean with respect to a share of Company Common Stock the quotient obtained by dividing (a) the Total Common Earn-Out Consideration by (b) the Fully Diluted Common Share Number.

“Earn-Out Per Share Preferred Consideration” shall mean with respect to a share of Company Preferred Stock the quotient obtained by dividing (a) the Total Preferred Earn-Out Consideration Stock by (b) the Fully Diluted Preferred Share Number.

“Earn-Out Period” shall mean the 12 consecutive calendar months immediately following the Closing Date.

“Escrow Amount” shall mean Eight Million Five Hundred Fifty Thousand Dollars ($8,550,000).

“Estimated Transaction Expenses” shall mean the Company’s good faith estimate with supporting documentation of Transaction Expenses delivered to Parent in accordance with Section 6.10.

“Fully Diluted Common Share Number” shall mean the sum of (i) the number of shares of Company Common Stock outstanding immediately prior to the Effective Time plus (ii) the number of shares of Company Common Stock subject to Vested Options immediately prior to the Effective Time plus (iii) the number of shares of Company Common Stock subject to the Common Warrants outstanding and unexercised immediately prior to the Effective Time, assuming such Common Warrants were exercised.

“Fully Diluted Preferred Share Number” shall mean the sum of (i) the number of shares of Company Common Stock into which the outstanding shares of Company Preferred Stock are convertible under the provisions of Article Four, Section (B)(4) of the Charter immediately prior to the filing of the Charter Amendment plus (ii) the number of shares of Company Common Stock into which the shares of Company Preferred Stock subject to the Preferred Warrants outstanding and unexercised (but assuming such Preferred Warrants were exercised) would be convertible under the provisions of Article Four, Section (B)(4) of the Charter immediately prior to the filing of the Charter Amendment.

“Initial Merger Consideration” shall mean a total of Fifty-Seven Million Dollars ($57,000,000) comprised of (i) Fourteen Million Two Hundred Fifty Thousand Dollars ($14,250,000) (including the allocable portion of the Escrow Amount) which is to be paid (net of the applicable withholding for the Escrow Amount and otherwise), for the account of the holders of Company Common Stock, the holder(s) of Common Warrants and the Vested Option Holders, and (ii) Forty-Two Million Seven Hundred Fifty Thousand Dollars ($42,750,000) (including the allocable portion of the Escrow Amount) which is to be paid (net of applicable withholding for the Escrow Amount) for the account of the holders of Company Preferred Stock and the holders of Preferred Warrants.

“Initial Per Share Common Consideration” shall mean with respect to a share of Company Common Stock the quotient obtained by dividing (a) the Total Initial Common Consideration by (b) the Fully Diluted Common Share Number.

“Initial Per Share Preferred Consideration” shall mean with respect to a share of Company Preferred Stock the quotient obtained by dividing the (a) Total Initial Preferred Consideration by (b) the Fully Diluted Preferred Share Number.

“Net Revenue” shall mean total gross revenue of Parent from the sale of any Company Products, or the licensing of any Company Intellectual Property, to third parties not affiliated with Parent and recognized by Parent in accordance with GAAP, consistently applied (after giving effect to any reductions for any discount, return, credit, exchange or other adjustment) in connection with the preparation of Parent’s consolidated financial statements for public reporting purposes.

“Option” shall mean any option (including, other than for purposes of Section 2.4, commitments to grant options) to acquire shares of Company Common Stock, including options granted under the Option Plan, but excluding the Warrants.

“Option Plan” shall mean the Company’s 2001 Stock Option/Stock Issuance Plan, as amended.

“Preferred Warrants shall mean the warrants to acquire shares of Company Preferred Stock set forth in the Securityholder Schedule.

“Restricted Stock Purchase Agreement” shall mean a stock purchase agreement pursuant to which a holder of Company Common Stock acquired shares of Company Common Stock upon exercise of an Option and such shares of Company Common Stock are subject to the Company’s repurchase option as set forth therein.

“Series B Preferred Stock” shall mean the Series B-1 Preferred Stock and the Series B-2 Preferred Stock of the Company.

“Series C Preferred Stock” shall mean the Series C-1 Preferred Stock and the Series C-2 Preferred Stock of the Company.

“Subsidiary” shall mean any corporation or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled such party or by any one or more of the Subsidiaries or (b) such party or any other Subsidiary of such party is a general partner (excluding any such partnership where such party or any Subsidiary of such party does not have a majority of the voting interest in such partnership).

“Total Common Consideration” shall mean the sum of (i) Fourteen Million Two Hundred Fifty Thousand Dollars ($14,250,000) plus (ii) the Total Common Earn-Out Consideration.

“Total Equity Consideration” shall mean the Initial Merger Consideration plus the Earn-Out Consideration.

“Total Initial Common Consideration” shall mean an amount equal to Fourteen Million Two Hundred Fifty Thousand Dollars ($14,250,000) minus Two Million One Hundred Thirty-Seven Thousand Five Hundred Dollars ($2,137,500) which is to be withheld by Parent as Escrow Funds.

“Total Initial Preferred Consideration” shall mean an amount equal to Forty-Two Million Seven Hundred Fifty Thousand Dollars ($42,750,000) minus Six Million Four Hundred Twelve Thousand Five Hundred Dollars ($6,412,500) which is to be withheld by Parent as Escrow Funds.

“Total Per Share Common Consideration” shall mean the sum of (i) the quotient obtained by dividing Fourteen Million Two Hundred Fifty Thousand Dollars ($14,250,000) by the Fully Diluted Common Share Number Consideration plus (ii) the Earn-Out Per Share Common Consideration.

“Total Per Share Preferred Consideration” shall mean the sum of (i) the quotient obtained by dividing Forty-Two Million Seven Hundred Fifty Thousand Dollars ($42,750,000) by the Fully Diluted Preferred Share Number plus (ii) the Earn-Out Per Share Preferred Consideration.

“Total Preferred Consideration” shall mean the sum of (i) Forty-Two Million Seven Hundred Fifty Thousand Dollars ($42,750,000) plus (ii) the Total Preferred Earn-Out Consideration.

“Transaction Expenses” shall mean any and all legal, accounting, consulting, investment banking, financial advisory, brokerage and other fees and expenses incurred by the Company or any other Person (for which the Company may pay or reimburse others or may otherwise be obligated to pay or reimburse others or may be or may become liable) in solely in connection with this Agreement, the Merger or any of the transactions contemplated hereby, outstanding on the Closing Date including, without limitation, any fees and expenses associated with obtaining necessary or appropriate waivers, consents or approvals of any Governmental Authority or third parties on behalf of the Company, but excluding the Change in Control Payments.

“Unvested Common Shares” shall mean all shares of Company Common Stock that, immediately prior to the Effective Time, remain subject to the Company’s repurchase option set forth in a Restricted Stock Purchase Agreement executed in connection with the issuance of such Company Common Stock.

“Vested Common Shares” shall mean all shares of Company Common Stock other than Unvested Common Shares.

“Warrants” shall mean the Common Warrants and the Preferred Warrants to acquire shares of Company Common Stock and Company Preferred Stock set forth in the Securityholder Schedule.

2.2 Effect on Capital Stock. At the Effective Time and upon the terms and subject to the conditions of this Agreement, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any Company Securityholder:

(a) Conversion of Securities.

(i) Subject to the provisions of this Section 2.2, each share of Company Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares), shall be converted as follows:

(A) each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time other than shares held by Dissenting Holders shall be converted into the right to receive the Total Per Share Preferred Consideration (calculated on an as-converted to Company Common Stock basis and as set forth in the Securityholder Schedule), without interest, at the times payable as provided in Section 2.6, Section 2.7 and Section 2.8 upon the surrender of the certificate representing such share in accordance with the terms hereof and in the manner provided herein and subject to the deposit at the Effective Time of a portion of such Total Per Share Preferred Consideration with the Escrow Agent as a corresponding portion of the Escrow Funds pursuant to Section 2.7; and

(B) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time other than shares held by Dissenting Holders shall be converted into the right to receive the Total Per Share Common Consideration (as set forth in the Securityholder Schedule), without interest, at the times payable as provided in Section 2.6, Section 2.7 and Section 2.8 upon the surrender of the certificate representing such share in accordance with the terms hereof and in the manner provided herein and subject to the deposit at the Effective Time of a portion of such Total Per Share Common Consideration with the Escrow Agent as a corresponding portion of the Escrow Funds pursuant to Section 2.7.

(ii) From and after the Effective Time, by virtue of the Merger, each such share of Company Stock converted pursuant to Section 2.2(a)(i) shall no longer be outstanding and shall be automatically cancelled and retired and shall cease to exist, and each holder of a certificate formerly representing each such share shall cease to have any rights with respect thereto, except the right to receive (subject to the terms of this Agreement) the portion of the Total Equity Consideration payable with respect to such Company Stock, without interest, upon the surrender of such certificate in accordance with the terms hereof and in the manner provided herein, or, if such share of Company Stock is a Dissenting Share, the right, if any, to receive payment from the Surviving Corporation of the “fair value” or “fair market value” of such Dissenting Share as determined in accordance with the applicable provisions of the DGCL and the CGCL.

(b) Cancellation. Each share of Company Stock owned by the Company as treasury stock or owned by Parent, Merger Sub or any direct or indirect wholly owned subsidiary of Parent immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be canceled and retired without payment of any consideration therefor and cease to exist.

(c) Capital Stock of Merger Sub. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become, and shall represent, one fully paid and nonassessable share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

2.3 Dissenting Holders.

(a) Notwithstanding anything in this Agreement to the contrary, any shares of Company Stock outstanding immediately prior to the Effective Time eligible under the DGCL or CGCL to exercise appraisal or dissenters’ rights and held by a holder who has not voted in favor of this Agreement and the Merger or consented thereto in writing and who has exercised and perfected appraisal or dissenters’ rights for such shares in accordance with Section 262 of the DGCL or Chapter 13 of the CGCL, as applicable, and has not effectively withdrawn or lost such appraisal or dissenters’ rights (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to consideration for Company Stock set forth in Section 2.2(a)(i), and the holder or holders of such shares shall be entitled only to such rights as may be granted to such holder or holders in Section 262 of the DGCL or Chapter 13 of the CGCL, as applicable.

(b) Notwithstanding the provisions of Section 2.3(a), if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights and dissenters’ rights under Section 262 of the DGCL or Chapter 13 of the CGCL, as applicable, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive the consideration for such shares set forth in Section 2.2(a)(i), without interest, less the withholdable portion of the Escrow Amount with respect to such shares (whether or not actually withheld) as set forth in Sections 2.2(a) and 2.7, upon surrender of the certificate representing such shares.

(c) The Company shall (i) comply with the requirements of Section 262 of the DGCL and Chapter 13 of the CGCL, as applicable, (ii) give Parent prompt notice of any written demand for appraisal or payment of the fair value of any shares received by the Company pursuant to Section 262 of the DGCL or Chapter 13 of the CGCL, as applicable, and of withdrawals of such demands, and provide copies of any documents or instruments served pursuant to the DGCL or CGCL and received by the Company and (iii) give Parent the opportunity to participate in all negotiations and proceedings with respect to any such demands. Prior to the Effective Time, the Company shall not make any payment or settlement offer with respect to any such demand unless Parent shall have consented in writing to such payment or settlement offer.

(d) Any amount paid by Parent, the Company or the Surviving Corporation to any Person with respect to Dissenting Shares pursuant to Section 262 of the DGCL or Chapter 13 of the CGCL, as applicable, in excess of the amount that would otherwise be payable pursuant to Section 2.2(a)(i) for each such Dissenting Share (such amount, unless determined in a final, non-appealable judgment of a court, being subject to the written approval of the Representative, which approval shall not be unreasonably withheld, conditioned or delayed), and all interest, costs, expenses and fees as incurred by the Company, Parent or the Surviving Corporation in connection with the exercise of all rights under Section 262 of the DGCL or Chapter 13 of the CGCL, as applicable, shall constitute “Damages” for purposes of this Agreement, and Parent and the Surviving Corporation, as the case may be, shall, without limiting any other rights, be entitled to recover such Damages from the Escrow Funds.

2.4 Options.

(a) Definitions Related to the Options. For the purposes of this Agreement:

(i) A “Vested Option” is the portion of an Option granted under the Option Plan that is vested and immediately exercisable to acquire shares of Company Common Stock as of immediately prior to the Effective Time, giving effect to any acceleration of such Option triggered by the transactions contemplated by this Agreement; and

(ii) An “Unvested Option” is the portion of an Option granted under the Option Plan that is not vested and immediately exercisable to acquire shares of Company Common Stock as of immediately prior to the Effective Time.

(b) Vested Options. The Company shall take all necessary and appropriate action so that each of the Vested Options outstanding immediately prior to the Effective Time shall, at the Effective Time, be terminated and converted into the right to receive, subject to the terms and conditions of this Agreement and applicable tax withholding, an amount equal to the product of (i) the excess of the Total Per Share Common Consideration over the original per share exercise price of such Vested Option, multiplied by (ii) the number of shares of the Company Common Stock subject to such Vested Option in accordance with the Securityholder Schedule (as defined in Section 3.4(a)). Such amounts shall be paid by Parent directly to the holders of the Vested Options and shall be subject to any applicable withholding and the deposit at the Effective Time of a portion of such payment with the Escrow Agent as a corresponding portion of the Escrow Funds pursuant to Section 2.7. The Company agrees to obtain a signed Option Holder Consent from each Vested Option Holder.

(c) Unvested Option Conversion. Each Unvested Option outstanding immediately prior to the Effective Time will be assumed by Parent at the Effective Time and converted into an option to acquire, on substantially the same terms and conditions as were applicable under such Unvested Option as issued by the Company (except as provided below), the number of shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”), rounded down to the nearest whole share, determined by multiplying the number of shares of Company Common Stock subject to the Unvested Option immediately prior to the Effective Time by a fraction (the “Option Exchange Ratio”), the numerator of which shall be $0.6802 and the denominator of which shall be the average of the closing prices of Parent Common Stock on the Global Select Market of the NASDAQ Stock Market LLC as reported on www.nasdaq.com for the five (5) trading days ending on (and inclusive of) the trading day that is two trading days prior to the Closing Date (the “Parent Stock Price”), at an exercise price per share of Parent Common Stock equal to (i) the per share exercise price for the shares of Company Common

Stock otherwise purchasable pursuant to such Unvested Option divided by (ii) the Option Exchange Ratio, rounded up to the nearest whole cent. Substantially the same terms and conditions that applied to each Unvested Option immediately prior to the Effective Time (other than changes necessary to effect the assumption of such Unvested Option as provided above) will continue to govern such Unvested Option assumed pursuant to this Section 2.4(c) following the Effective Time.

2.5 Warrants. The Company shall take all necessary and appropriate action such that each Warrant outstanding and unexercised prior to the Effective Time shall be exercised immediately prior to the Effective Time for shares of Company Common Stock or Company Preferred Stock, as applicable, which shares shall participate in the Merger in the same manner as the outstanding shares as of the Effective Time of Company Common Stock and Company Preferred Stock. All Warrants outstanding and unexercised at Closing shall be terminated as of Closing.

2.6 Earn-Out Consideration.

(a) The holders of the Company Common Stock immediately prior to the Effective Time, the Vested Option Holders, and the holders of the Company Preferred Stock immediately prior to the Effective Time (other than the holders of Dissenting Shares) shall be entitled to receive in the aggregate, the respective amounts of the “Total Common Earn-Out Consideration” and “Total Preferred Earn-Out Consideration” (collectively, “Earn-Out Consideration”) on the Earn-Out Distribution Date as follows:

(i) If the Net Revenue during the Earn-Out Period is less than $*, the Total Common Earn-Out Consideration will be zero and the Total Preferred Earn-Out Consideration will be zero;

(ii) If the Net Revenue during the Earn-Out Period is equal to or greater than $* but less than $*, the Total Common Earn-Out Consideration will be $750,000 and the Total Preferred Earn-Out Consideration will be $2,250,000;

(iii) If the Net Revenue during the Earn-Out Period is equal to or greater than $* but less than $*, the Total Common Earn-Out Consideration will be $1,000,000 and the Total Preferred Earn-Out Consideration will be $4,000,000;

(iv) If the Net Revenue during the Earn-Out Period is equal to or greater than $* but less than $*, the Total Common Earn-Out Consideration will be $1,313,000 and the Total Preferred Earn-Out Consideration will be $6,188,000;

(v) If the Net Revenue during the Earn-Out Period is equal to or greater than $* but less than $*, the Total Common Earn-Out Consideration will be $2,000,000 and the Total Preferred Earn-Out Consideration will be $11,000,000;

(vi) If the Net Revenue during the Earn-Out Period is equal to or greater than $* but less than $*, the Total Common Earn-Out Consideration will be $2,313,000 and the Total Preferred Earn-Out Consideration will be $13,188,000;

(vii) If the Net Revenue during the Earn-Out Period is equal to or greater than $* but less than $*, the Total Common Earn-Out Consideration will be $2,625,000 and the Total Preferred Earn-Out Consideration will be $15,375,000; and

(viii) If the Net Revenue during the Earn-Out Period is equal to or greater than $*, the Total Common Earn-Out Consideration will be $2,875,000 and the Total Preferred Earn-Out Consideration will be $17,125,000;

*	Confidential treatment requested pursuant to Rule 24b-2. A complete copy of this exhibit including the omitted information has been filed separately with the Securities and Exchange Commission.

provided, however, that with respect to * units *, if the total number of * units * during the four calendar quarters of 2008 (the “* Determination Period”) is *% or more of the combined number of * units sold * during the * Determination Period, then the Earn-Out Consideration shall be reduced (but in no event to less than zero) by (y) $2,000,000, in the case of Sections 2.6(a)(iii) and 2.6(a)(iv), and (z) $5,000,000, in the case of Sections 2.6(a)(v) through 2.6(a)(viii), respectively. Such reduction to the Earn-Out Consideration shall be proportionately made to each of the Total Common Earn-Out Consideration and the Total Preferred Earn-Out Consideration based on the percentages that the Total Common Earn-Out Consideration and Total Preferred Earn-Out Consideration would bear to the Earn-Out Consideration if the full Earn-Out Consideration were earned without any reductions.

For the avoidance of doubt, under no circumstances shall the total amount of Earn-Out Consideration additionally payable by Parent pursuant to this Section 2.6 exceed $20,000,000.

(b) Within 30 days after receipt by Parent of all reports detailing the number of * and * products shipped by all * during the * Determination Period (the “Earn-Out Distribution Date”), Parent shall deposit with the “Paying Agent” (as defined in Section 2.8(a)) the total amount of Earn-Out Consideration, if any, to which the former holders of Company Common Stock, and the former holders of Company Preferred Stock are entitled pursuant to Section 2.6(a) shall be distributed. On such date, (i) the amount of Earn-Out Per Share Common Consideration shall be paid by the Paying Agent in cash to each former holder of Company Common Stock with respect to each share of Company Common Stock (other than Dissenting Shares) based on the percentages set forth in the Securityholder Schedule, provided, however, that the portion of the Earn-Out Per Share Common Consideration attributable to the then Unvested Common Shares shall not be so delivered until those shares vest pursuant to the applicable Restricted Stock Purchase Agreement in accordance with the schedule thereof incorporated in the disbursement agreement between Parent and the Paying Agent; and each former holder of Company Preferred Stock shall be paid the Earn-Out Per Share Preferred Consideration in cash with respect to each share of Company Preferred Stock on an as-converted to Company Common Stock basis (other than Dissenting Shares) based on the percentages set forth in the Securityholder Schedule and (ii) the amount of Earn-Out Per Share Common Consideration shall be paid by Parent in cash to each former holder of each Vested Option with respect to each share of Company Common Stock subject to such Vested Option based on the percentages set forth in the Securityholder Schedule.

(c) Parent shall prepare (or cause to be prepared) and deliver to the Representative no later than 30 days after receipt by Parent of all reports detailing the number of * and * units shipped by all * during the entire * Determination Period, a calculation of the Net Revenue of the Surviving Corporation for the Earn-Out Period, and the number of all * units (including details on the * and *) sold during the * Determination Period and a statement of the amount, if any, of Earn-Out Consideration to be delivered to the Company Securityholders for the applicable period.

(d) Parent shall cause the Surviving Corporation to (i) devote substantially similar resources to the development and sale of the Company Products as were normal and customary by the Company prior to the Effective Time, (ii) devote substantially similar resources to the marketing, distribution and sale of such Company Products as is normal and customary by Parent in connection with the marketing, distribution and sale of similar products and (iii) otherwise use commercially reasonable efforts to afford the Company Securityholders the reasonable opportunity to maximize the Earn-out Consideration paid to such Company Securityholders hereunder.

*	Confidential treatment requested pursuant to Rule 24b-2. A complete copy of this exhibit including the omitted information has been filed separately with the Securities and Exchange Commission.

(e) The adoption of this Agreement and the approval of the Merger by the Company Stockholders shall constitute approval of the Earn-Out terms and conditions specified in this Section 2.6, and the Stockholders’ Written Consent, the Warrant Holder Consent Agreement, and the Option Holder Consent shall so provide.

2.7 Escrow. At the Effective Time, cash in an amount equal to the Escrow Amount shall be delivered or caused to be delivered by Parent to The Bank of New York Trust Company, N.A., as escrow agent (the “Escrow Agent”) pursuant to the provisions of the escrow agreement in the form attached as Exhibit C hereto, subject to any amendments to such form requested by the Escrow Agent and mutually agreed to by Parent and the Representative (the “Escrow Agreement”); provided, however, that the allocable portion of the Escrow Amount attributable to the Unvested Common Shares shall not be delivered to the Escrow Agent until the Initial Merger Consideration with respect to those shares has vested pursuant to the applicable Restricted Stock Purchase Agreement in accordance with the schedule thereof incorporated in the disbursement agreement between Parent and the Paying Agent. The Escrow Agreement shall be entered into prior to or concurrently with the Effective Time, by and among Parent, the Representative, on behalf of the Indemnifying Securityholders, and the Escrow Agent, and shall provide Parent with recourse against amounts held in escrow by the Escrow Agent (the “Escrow Funds”) with respect to any and all Parent Claims made under Section 14, subject to the terms and conditions set forth in the Escrow Agreement and in such Section 14 of this Agreement. The Escrow Amount (or any portion thereof) shall be distributed to the Indemnifying Securityholders, and Parent at the times, and upon the terms and conditions, set forth in the Escrow Agreement. All interest earned on the Escrow Funds shall be payable to Parent and all such interest income shall be reported by the Escrow Agent to Parent. Upon any release of the Escrow Funds payable to the Indemnifying Stockholders, Parent shall pay to the Escrow Agent for further distribution to the Indemnifying Stockholders an amount equal to the interest actually earned on the amount of Escrow Funds so released. The escrow described above shall commence on the Effective Time and terminate on the 18-month anniversary thereof (the “Expiration Date”) and the period between the Effective Time and the Expiration Date shall be referred to as the “Escrow Period”), provided, however, that the portion of the Escrow Funds, which, in the reasonable judgment of Parent, subject to the objection of the Representative and the subsequent resolution of the matter in the manner provided in Section 14.9, is necessary to satisfy any unsatisfied claims specified in any Officer’s Certificate theretofore delivered to the Escrow Agent and the Representative prior to termination of the Escrow Period with respect to Damages incurred or litigation pending prior to expiration of the Escrow Period, shall remain in the foregoing escrow until such claims have been finally resolved, or, if earlier, until released in accordance with Section 14.9 below. The terms and provisions of the Escrow Agreement and the transactions contemplated thereby are specific terms of the Merger, and the approval and adoption of this Agreement and approval of the Merger by the Indemnifying Securityholders pursuant to the Stockholders’ Written Consent, the Warrant Holder Consent Agreement, and the Option Holder Consent, as the case may be, shall constitute approval by such Indemnifying Securityholders, as specific terms of the Merger, and the irrevocable agreement of such Indemnifying Securityholders to be bound by and comply with, the Escrow Agreement and all of the arrangements and provisions of this Agreement relating thereto, including, without limitation, the deposit of the Escrow Amount into escrow, the indemnification obligations set forth in Section 14 hereof and the appointment and sole authority to act on behalf of the Indemnifying Securityholders of the Representative, as provided for herein and in the Escrow Agreement.

2.8 Surrender of Certificates.

(a) Paying Agent. At the Effective Time, Parent or Merger Sub shall deposit, or cause to be deposited, with The Bank of New York Trust Company, N.A., as paying agent (the “Paying Agent”) for the benefit of the Company Stockholders cash in an amount equal to (i) the Total Initial Common Consideration (minus the amount of the aggregate Initial Option Closing Payment) plus (ii) the Total Initial Preferred Consideration plus (iii) the aggregate allocable portion of the Escrow Amount attributable to the Unvested Common Shares. Such funds shall be invested as directed by Parent or the Surviving Corporation pending payment thereof by the Paying Agent to the Company Stockholders. Earnings from such investments shall be the sole and exclusive property of Parent and the Surviving Corporation, and no part of such earnings shall accrue to the benefit of the Company Stockholders.

(b) Surrender Procedures.

(i) The Company shall cause its Secretary (or such Secretary’s designee), as the holder of all certificates formerly representing Unvested Common Shares, to deliver such certificates to the Parent at the Effective Time. On or prior to the Effective Time, the Company shall mail to each Company Stockholder (A) a letter of transmittal and (B) instructions for use in effecting the surrender of certificate(s) representing all of the shares of Company Stock (other than Unvested Common Shares) held by such Company Stockholder in exchange for the Stock Closing Payment (as defined in Section 3.4 below) and the right to receive future payment of any Earn-Out Consideration. The payment of the Stock Closing Payment and future Earn-Out Consideration with respect to each such certificate is conditioned upon (1) the execution and delivery of such transmittal letter and (2) the delivery of such certificates related thereto (or an affidavit of loss with respect to such certificates). As soon as practicable after receipt by the Paying Agent of such certificate(s), properly endorsed or otherwise in proper form for transfer, for cancellation (or affidavit, as applicable), together with such duly executed letter of transmittal, the Paying Agent shall, in exchange therefor, pay to such Company Stockholder the Stock Closing Payment payable in respect of the shares of Company Stock (other than Unvested Common Shares) formerly represented by the certificate(s) surrendered, but without any interest earned thereon, and the certificate(s) so surrendered shall forthwith be canceled; provided, however, that the allocable portion of the Stock Closing Payment attributable to the Unvested Common Shares shall not be payable to the holder of such shares and shall be held in escrow by the Paying Agent until the Stock Closing Payment with respect to those shares has vested pursuant to the applicable Restricted Stock Purchase Agreement in accordance with the schedule thereof and incorporated in the Securityholder Schedule and the disbursement agreement between Parent and the Paying Agent, provided, further, that, at any time prior to the Expiration Date, upon the vesting of such Unvested Common Shares and the payment of such allocable portion of the Stock Closing Payment, the allocable portion of the Escrow Amount attributable to such Unvested Common Shares previously being held in escrow by the Paying Agent shall be paid to the Escrow Agent to be held in escrow pursuant to the terms of Section 2.7. If payment of any portion of the applicable Stock Closing Payment is to be made to a person, firm, entity, partnership, association or any business organization or division thereof (each a “Person”) other than the Person in whose name the surrendered certificate(s) are registered, it shall be a condition of payment that the Person requesting such payment (A) shall have paid any transfer and other Taxes required by reason of the payment of those amounts to a Person other than the registered holder of the certificate(s) surrendered, and shall have established to the satisfaction of the Parent that such Tax has been paid, or (B) shall have established to the satisfaction of the Parent that such Tax is not applicable. From and after the Effective Time, until surrendered as contemplated by this Section 2.8(a), each certificate formerly representing shares of Company Stock shall be deemed to represent for all purposes only the right to receive the portion of the Total Equity Consideration as provided pursuant to Section 2.2(a) hereof, if any, in respect of such shares of Company Stock formerly represented thereby in accordance with the terms hereof and in the manner provided herein.

(ii) On or prior to the Effective Time, the Company shall distribute to each Vested Option Holder the Option Holder Consent, which shall include instructions for use in effecting the surrender of all rights in and to the Company Common Stock subject to each Vested Option held by the holder thereof in exchange for the Initial Option Closing Payment that is payable in respect of each such Vested Option. The payment of the Total Option Payment (as defined in Section 3.4 below) in respect of each such Vested Option is conditioned upon the execution and delivery of such transmittal letter and an executed Option Holder Consent. After the Effective Time, as soon as reasonably practicable after receipt by the Company of such duly executed Option Holder Consent,

Parent shall, in exchange therefor pay to such Vested Option Holder the Initial Option Closing Payment payable in respect of each Vested Option. The portion of the Total Common Earn-Out Consideration payable to each Vested Option Holder shall be paid, subject to applicable withholding taxes, in accordance with Section 2.6(b).

(c) Transfer Books; No Further Ownership Rights in the Shares. At the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of the shares of Company Stock on the records of the Company. From and after the Effective Time, the holders of certificates formerly evidencing ownership of the shares of Company Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Legal Requirements. After the Effective Time, the Surviving Corporation or the Paying Agent shall cancel and exchange, as provided in this Section 2, any presented certificate representing shares of Company Stock outstanding immediately prior to the Effective Time.

(d) Termination of Fund; No Liability. At any time following the Earn-Out Distribution Date, Parent or the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including, without limitation, any earnings received with respect thereto) that had been made available to the Paying Agent and that have not been disbursed to Company Securityholders and thereafter such Company Securityholders shall be entitled to look only to Parent or the Surviving Corporation (subject to abandoned property, escheat or other similar Legal Requirements) and only as general creditors thereof with respect to the applicable portion of the Total Equity Consideration, upon due surrender of their certificates formerly representing shares of Company Stock or rights to purchase such shares, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of a certificate formerly representing shares of Company Stock for any amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Legal Requirement.

(e) Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from payment of any amounts (or any portion thereof) payable pursuant to this Agreement to, or on behalf of, any Company Securityholder, and the Escrow Agent shall be entitled to deduct and withhold from payment of any Company Securityholder’s pro rata portion of the Escrow Amount (or any portion thereof) otherwise payable pursuant to this Agreement to any Company Securityholder, such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other Legal Requirement. To the extent that amounts are so withheld by Parent, the Surviving Corporation, the Paying Agent or the Escrow Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Company Securityholder to whom such amounts would otherwise have been paid.

(f) Lost, Stolen or Destroyed Certificates. In the event any certificate(s) which formerly represented shares of Company Stock shall have been lost, stolen or destroyed, upon the making and delivery of an affidavit of that fact by the Company Stockholder thereof in form reasonably satisfactory to Parent and the execution and delivery of a letter of transmittal in accordance with Section 2.8(a), Parent shall instruct the Paying Agent to pay such Company Stockholder the applicable Stock Closing Payment as provided in this Section 2; provided, however, that Parent may, in its reasonable discretion, acting in good faith, and as a condition precedent to issuing such instruction to the Paying Agent, require the owner of such lost, stolen or destroyed certificate(s) to deliver an agreement of indemnification in form reasonably satisfactory to Parent and, in the event that such lost, stolen or destroyed certificate(s) represent the right to receive (in the aggregate) $200,000 or more of Initial Merger Consideration, a bond in such sum as Parent may reasonably direct as indemnity, against any claim that may be made against Parent, the Surviving Corporation or the Paying Agent with respect to the certificate(s) alleged to have been lost, stolen or destroyed.

(g) Dissenting Shares. The provisions of this Section 2.8 shall also apply to Dissenting Shares that lose their status as such, except that the obligations of Parent under this Section 2.8 shall commence on the date of loss of such status and the holder of such shares shall be entitled to receive in exchange for such shares the applicable amounts provided in Section 2.

2.9 Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub immediately prior to the Effective Time are and will remain fully authorized in the name of the Company and Merger Sub or otherwise to take, and shall take, all such action.

2.10 Assignment of Repurchase Rights in Restricted Stock Purchase Agreements. Effective as of the Effective Time, the Company hereby assigns, and Parent accepts, the rights (including the repurchase rights thereunder) and obligations of the Company under each Restricted Stock Purchase Agreement. Pursuant to such assignment, Parent shall be entitled to enforce the provisions of each such Restricted Stock Purchase Agreement.

SECTION 3. Representations and Warranties of the Company. The Company represents and warrants to Parent and Merger Sub that the statements in this Section 3 are true, complete and correct as of the date hereof and will be true at the Effective Time (unless the particular statement speaks expressly as of another date, in which case it is true, complete and correct as of such other date), subject, in any case, to the exceptions provided in the Disclosure Schedule (or an updated Disclosure Schedule mutually agreed upon by the Parent and the Company, which the Company provides to the Parent prior to the Effective Time), with specific reference to the Sections hereof to which such exception relates, provided that the inclusion of an item as an exception or qualification to one section of this Agreement shall cause that item to be an exception or qualification only to any other section of this Agreement that requires the same information without modification or additional explanation in order to provide effective notice of the nature and significance of the exception or qualification:

3.1 Organization and Standing.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to conduct its business as currently conducted and as proposed to be conducted by it. The Company is duly qualified to do business as a foreign corporation and is in good standing in every jurisdiction where the properties, owned, leased or operated, or the business conducted by it requires such qualification.

(b) Prior to the date of this Agreement, the Company has furnished to Parent complete and correct copies of the Company Organizational Documents as currently in effect. The Company Organizational Documents are in full force and effect and the Company is not in violation of any provision of its Company Organizational Documents. Section 3.1 of the Disclosure Schedule lists the directors and officers of the Company as of the date hereof.

3.2 Capitalization and Ownership of Shares. The authorized capital stock of the Company consists of (a) 143,332,436 shares of Company Common Stock, of which on the date hereof, (i) 11,070,111 shares have been designated as Class B-1 Common Stock, of which on the date hereof no shares are issued outstanding, (ii) 2,262,325 shares have been designated as Class C-1 Common Stock, of which on the date hereof no shares are issued outstanding, and (iii) 130,000,000 shares have been designated as Common Stock, of which on the date hereof 17,018,765 shares are issued and outstanding, and (b) 95,697,729 shares of Company Preferred Stock, of which on the date hereof, (i) 21,274,342 shares have been designated as Series A Preferred Stock, of which on the date hereof 21,024,342 shares are issued outstanding, (ii) 11,070,111 shares have been designated as Series B-1 Preferred Stock, of which on the date hereof 7,270,111 shares are issued outstanding, (iii) 38,007,379 shares have been designated as Series B-2 Preferred Stock, of which on the date hereof 29,630,258 shares are issued outstanding, (iv) 2,262,325 shares have been designated as Series C-1 Preferred Stock, of which on the date hereof 1,342,325 shares are issued outstanding, and (v) 23,083,572 shares have been designated as Series C-2 Preferred Stock, of which on the date hereof 21,741,246 shares are issued outstanding. All of the issued and outstanding shares of Company Stock have been, and all of the shares of Company Stock that may be issued pursuant to any Option granted under the Option Plan or pursuant to the Warrants will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable. Each recipient of any Option (whether cancelled, terminated or currently in existence) has executed an option agreement in the form attached to Section 3.2(a) of the Disclosure Schedule. Except as set forth in Section 3.2(b) of the Disclosure Schedule or for the Options and Warrants listed on the Securityholder Schedule, no subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any shares of capital stock of the Company is authorized or outstanding. From and after the Effective Time, no holder of any Option or Warrant will have the right to any consideration with respect thereto, except as set forth in this Agreement. The Company does not have any obligation (whether written, oral, contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right or to issue or distribute to holders of any shares of its capital stock any evidences of indebtedness or assets of the Company. The Company does not have any obligation (whether written, oral, contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the Company. All of the issued and outstanding shares of capital stock of the Company have been offered, issued and sold by the Company in compliance with United States federal, state, municipal or local or foreign order, judgment, writ, injunction, decree, law, statute, standard ordinance, code, resolution, promulgation, rule, regulation or any similar provision having the force or effect of law (collectively, “Legal Requirements”) applicable to the Company.

3.3 Subsidiaries. The Company does not have any Subsidiaries, and the Company does not own or control, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, or have any commitment or obligation to invest in, purchase any securities or obligations of, fund, guarantee, contribute or maintain the capital of or otherwise financially support any corporation, partnership, joint venture or other business association or entity. Any former Subsidiary that is no longer in existence has been duly dissolved in accordance with its charter documents and the laws of the jurisdiction of its incorporation or organization and there are no outstanding liabilities or obligations (outstanding, contingent or otherwise), including Taxes, with respect to any such entity.

3.4 Securityholder Lists and Agreements.

(a) The information set forth as of the date hereof in Section 3.4 of the Disclosure Schedule and as updated prior to the Effective Time pursuant to Section 10.1(q) (the “Securityholder Schedule”), including the portion of the Total Equity Consideration to be delivered to each Company Securityholder is true, complete and accurate as of the date hereof and, as updated prior to the Effective Time, will be true, complete and accurate as of the Effective Time, and the calculations performed to compute such information are, and will be, accurate and in accordance with the terms of this Agreement, the Company Organizational Documents and all other agreements and instruments among the Company and the Company Securityholders, and no Company Securityholder shall be entitled to any amounts except as provided on the Securityholder Schedule. The Securityholder Schedule sets forth the following information with respect to each Company Securityholder:

(i) the name and the mailing address of each Company Securityholder as reflected on the stock transfer or other corporate records of the Company;

(ii) with respect to each Company Stock certificate held by such Company Securityholder (A) the number and class or series of shares of Company Stock represented by such certificate, (B) the aggregate Initial Per Share Common Consideration to be paid to such Company Securityholder, if any, in accordance with the terms hereof and in the manner provided herein in respect of all Vested Common Shares held by such Company Securityholder immediately prior to the Effective Time, (C) the vesting schedule(s) of the Unvested Common Shares held by such Company Securityholder immediately prior to the Effective Time and (x) the aggregate Initial Per Share Common Consideration to be paid to such Company Securityholder, if any, and (y) the amounts to be deposited with the Escrow Agent, each upon each date of vesting of such Unvested Common Shares in accordance with the terms hereof and in the manner provided herein, (D) the aggregate Initial Per Share Preferred Consideration to be paid to such Company Securityholder, if any, in accordance with the terms hereof and in the manner provided herein in respect of the shares of Company Preferred Stock, if any, held by such Company Securityholder immediately prior to the Effective Time, and the (E) the applicable portion to be deposited with the Escrow Agent and (F) the amounts payable to the Company Securityholders specified in subclauses (B), (C) and/or (D) with respect to each share of Company Stock (such amounts are hereinafter referred to as the “Stock Closing Payment”);

(iii) with respect to each Vested Option held by such Company Securityholder (A) the number of shares of Company Common Stock subject to such Vested Option, (B) the per share exercise price of such Vested Option, (C) the date of grant of such Option, (D) whether the Option is an “incentive stock option” within the meaning of Section 422 of the Code, (E) the amount of the Initial Per Share Common Consideration payable with respect to such Option, (F) any withholding applicable to such Vested Option, (G) the applicable portion to be deposited with the Escrow Agent, and (H) the amount determined by subtracting the amounts specified in subclauses (B) and (F) from the amount specified in subclause (E) (with respect to each Vested Option, the “Initial Option Closing Payment” and, together with the amount derived under Section 3.4(a)(vii), the “Total Option Payment”);

(iv) with respect to each Unvested Option held by such Company Securityholder (A) the number of shares of Company Common Stock subject to such Unvested Option, (B) the per share exercise price of such Unvested Option, (C) the date of grant of such Option, (D) whether the Option is an “incentive stock option” within the meaning of Section 422 of the Code, (E) the vesting schedule for each Unvested Option, and (F) whether vesting of the Option would be accelerated, in whole or in part, as a result of the Merger or by reason of the transactions contemplated hereby, either alone or in combination with any other event;

(v) with respect to each Warrant held by such Company Securityholder (A) the number of shares of Company Common Stock or Company Preferred Stock represented by such Warrant, (B) the per share exercise price of such Warrant, and (C) the payment with respect to such Warrant (with respect to each Warrant, the “Warrant Closing Payment”);

(vi) the total amount to be contributed to the Escrow Amount on behalf of such Company Securityholder pursuant to Section 2.7;

(vii) the percentage of the Total Common Earn-Out Consideration to which such Company Securityholder would be entitled in the event of an Earn-Out payment pursuant to Section 2.6(a); and

(viii) the percentage of the Total Preferred Earn-Out Consideration to which such Company Securityholder would be entitled in the event of an Earn-Out payment pursuant to Section 2.6(a).

(b) There are no agreements, written or oral, between the Company and any holder of its securities or others, or among any holders of its securities, relating to the acquisition

(including, without limitation, rights of first refusal, anti-dilution or pre-emptive rights), disposition, registration under the Securities Act of 1933, as amended (the “Securities Act”), or voting of the capital stock of the Company.

(c) Each of the currently outstanding Options were granted under the Option Plan and the Company has never adopted, sponsored or maintained any stock option plan or any other plan or agreement providing for equity compensation to any Person. All Options have been granted or issued at an exercise price at least equal to the fair market value of the underlying Company Common Stock at the date of grant or issuance, as determined in accordance with Section 409A of the Code and the temporary regulations and notices promulgated thereunder, and none of the Options or any other Company Securities or agreements constitute “deferred compensation” under Section 409A of the Code. True and complete copies of the Option Plan and all agreements and instruments relating to or issued under each such plan (including executed copies of all Contracts relating to each Option and the shares of Company Common Stock purchased under such plan), and all agreements and instruments related to the Warrants, have been made available or provided to Parent, and such plans and Contracts have not been amended, modified or supplemented since being made available or provided to Parent, and there are no Contracts or understandings to amend, modify or supplement such plans or Contracts in any case from those made available or provided to Parent. Each Option intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code so qualifies. Each grant of an Option was duly authorized by all necessary corporate action no later than the date on which the grant of such Option was by its terms to be effective. Each Option may be treated in accordance with the applicable provisions of Section 2.4 without the consent of the holder of such Option.

3.5 Authority for Agreement.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and each instrument required hereby to be executed and delivered by the Company at the Closing and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement and each instrument required hereby to be executed and delivered by the Company at the Closing and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action; the Requisite Stockholder Approval has been received; and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or any instrument required hereby to be executed and delivered by the Company at the Closing or to consummate the transactions so contemplated. The board of directors of the Company duly determined that it is fair to, advisable for and in the best interests of, the Company Stockholders for the Company to enter into a business combination upon the terms and subject to the conditions of this Agreement, has unanimously approved and adopted this Agreement and the Merger and has unanimously recommended that the Company Stockholders approve and adopt this Agreement and the Merger. None of such actions by the board of directors of the Company has been amended, rescinded or modified. This Agreement has been, and each instrument required hereby to be executed and delivered by the Company at the Closing will be, duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent, Merger Sub and the Representative, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization or similar laws of general application affecting the rights and remedies of creditors, and to general equity principles. As of the Effective Time, the Charter will have been amended by the Charter Amendment to provide that in connection with the Merger, each Company Stockholder shall be entitled to receive the consideration as set forth in this Agreement and, subject to the provisions of Section 2, no Company Stockholder shall be entitled to receive any different or additional amount in the Merger with respect to shares of Company Stock held by such Company Stockholder. At the Effective Time, the Company will have taken all necessary and appropriate actions so that each Option and Warrant will be treated in the Merger in accordance with the provisions of Sections 2.4 and 2.5.

(b) The execution and delivery of this Agreement by the Company and each instrument required hereby to be executed and delivered by the Company at the Closing, the compliance by the Company with the provisions of this Agreement and each instrument required hereby to be executed and delivered by the Company at the Closing and the consummation of the transactions contemplated hereby or thereby, will not (i) conflict with or violate the Company Organizational Documents, each as currently in effect, (ii) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any Contract, Permit, Security Interest or other interest to which the Company is a party or by which the Company is bound or to which its assets are subject, (iii) result in the creation or imposition of any Security Interest upon any assets of the Company or any shares of Company Stock, or (iv) violate in any material respect any Legal Requirement applicable to the Company or any Company Securityholder or any of their respective properties or assets. For purposes of this Agreement, “Security Interest” means any material mortgage, security interest, pledge, license, interest, encumbrance, claim, charge, option, restriction on the right to sell or dispose (and in the case of securities, vote), lien or other adverse claim of any kind or lien (whether arising by contract or by operation of law and whether voluntary or involuntary).

3.6 Consents. No consent, approval, order, Permit or authorization of, or registration, declaration or filing with, or notification to (together, the “Consents”) any United States federal, state, municipal or local or any foreign government, or political subdivision thereof, or any multinational organization or authority or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or Taxing Authority power, or any court or tribunal (or any department, bureau or division thereof), or any arbitrator or arbitral body (collectively, “Governmental Authorities”) or any Person is required to be obtained by the Company or any Company Securityholder in connection with the execution and delivery of this Agreement or the Escrow Agreement or the Merger or the other transactions to be consummated at the Closing as contemplated by this Agreement, except for (i) the Requisite Stockholder Approval and (ii) the filing and recordation of the Certificate of Merger with the Secretary of State of the State of Delaware.

3.7 Financial Statements.

(a) Attached hereto as Section 3.7 of the Disclosure Schedule are the following financial statements (collectively, the “Financial Statements”): (i) the audited balance sheets of the Company as of December 31, 2004, December 31, 2005 and December 31, 2006 and the related statements of operations, stockholders’ deficit and cash flows for the fiscal year then ended, including the notes thereto, and (ii) the unaudited balance sheet of the Company as of August 31, 2007 (the “Unaudited Balance Sheet”) and the related statements of operations, changes in stockholders’ equity and cash flows for the eight months then ended, in each case prepared in accordance with United States generally accepted accounting principles (“GAAP”), consistently applied throughout the periods presented except as may be indicated in the notes thereto. The Financial Statements are complete and correct, are in accordance with the books and records of the Company and present fairly the financial condition and results of operations of the Company as of the dates and for the periods indicated.

(b) The Company has in place systems and processes (including the maintenance of proper books and records) that are customary for a company at the same stage of development as the Company designed to (i) provide reasonable assurances regarding the reliability of the Financial Statements and (ii) in a timely manner accumulate and communicate to the Company’s principal executive officer and principal financial officer the type of information that would be required to be disclosed in the Financial Statements (such systems and processes are herein referred to as the “Controls”). Neither the Company, nor the Company’s independent auditors has identified or been made aware of any complaint, allegation, deficiency, assertion or claim, whether written or oral, regarding the Controls or the Financial Statements. There have been no instances of fraud, whether or not material, that occurred during any period covered by the Financial Statements. The Company has in place a revenue recognition policy consistent with GAAP.

3.8 Absence of Changes. Since December 31, 2006, there has been no Material Adverse Effect. In addition, and without limiting the generality of the foregoing, since December 31, 2006 the Company has not:

(a) declared, set aside, made or paid any dividend or other distribution in respect of its capital stock, or agreed to do any of the foregoing, or purchased or redeemed or agreed to purchase or redeem, directly or indirectly, any shares of its capital stock;

(b) adopted, amended, modified, or terminated in any material respect any Company Employee Plan or collective bargaining agreement (other than as may have been required by the terms of the Company Employee Plan or collective bargaining agreement, or as may have been required by applicable Legal Requirements) or announced its intention to adopt any arrangement or program which would constitute a Company Employee Plan;

(c) materially increased any compensation or fringe benefits (including, but not limited to, the granting of Options or other equity awards under the Option Plan), paid any bonus, granted or increased any severance or termination pay or otherwise changed any of the terms of employment or service for any of its employees, officers, directors or consultants;

(d) entered into any loan with, or advanced any money or other property to, any of its employees, officers, directors or consultants;

(e) mortgaged, pledged or subjected to any Security Interest, any of its properties or assets, tangible or intangible;

(f) acquired or disposed of any assets or properties having a value in excess of $50,000 (singly or in the aggregate);

(g) forgiven or canceled any debts or claims, or waived any rights, having a value in excess of $50,000;

(h) incurred a capital expenditure or made a commitment by the Company exceeding $50,000 individually or $200,000 in the aggregate;

(i) changed any accounting method or practice (including any change in depreciation or amortization policies or rates) other than as required by GAAP;

(j) changed any election in respect of Taxes, adopted or changed any accounting method in respect of Taxes, agreed or settled any claim or assessment in respect of Taxes, filed any amended Tax Return or extended or waived the limitation period applicable to any claim or assessment in respect of Taxes;

(k) revalued any of its assets (whether tangible or intangible), including, without limitation, writing down the value of inventory or writing off, discounting or otherwise compromising any notes or accounts receivable in an amount in excess of $50,000, singly or in the aggregate;

(l) made any payment of any nature to any Company employee, director or consultant other than salary or fees payable in the ordinary course of business consistent with past practices;

(m) commenced or settled any Action;

(n) experienced any labor trouble or adverse relations with its employees;

(o) conducted its business, other than in the ordinary course consistent with past practice;

(p) suffered any damage, destruction or loss, whether or not covered by insurance, with respect to its property and assets having a replacement cost of more than $75,000 for any single loss or $200,000 for all such losses;

(q) entered into any transaction or Contract other than in the ordinary course of business with an aggregate annual value in excess of $50,000;

(r) changed or modified its credit, collection or payment policies, procedures or practices, including accelerated collections or receivables (whether or not past due) or failed to pay or delayed payment of payables or other liabilities; or

(s) entered into any agreement, commitment or obligation to do any of the foregoing.

The term “Material Adverse Effect” as used in this Agreement shall mean any circumstance, condition, change in or effect on the Company that, individually or in the aggregate with all other circumstances, conditions, changes in or effects on the Company, (i) is or could reasonably be expected to be materially adverse to the business, capitalization, operations, assets (whether tangible or intangible) or liabilities (including, without limitation, contingent liabilities), results of operations or the condition (financial or otherwise) of the Company, taken as a whole, (ii) may materially impair the ability of Parent to own or receive dividends or other distributions with respect to the stock of the Surviving Corporation or conduct the business of the Company in the manner in which it is currently operated or conducted by the Company, or (iii) may materially impair the ability of the Company to consummate the transactions contemplated hereby, except for any such circumstance, condition, change in or effect on the Company, which the Company proves to have resulted from (A) any change in general economic, regulatory, political or business conditions, in each case, which do not disproportionately affect the Company taken as a whole, as compared to similarly-situated companies; (B) this Agreement (including from the Company’s compliance with the terms of this Agreement), the execution of the transactions contemplated by this Agreement or the announcement of this Agreement, or (C) changes in Legal Requirements or GAAP.

3.9 Absence of Undisclosed Liabilities. The Company does not have any Indebtedness or other liability or obligation (whether known, unknown, mature, absolute or contingent), except for (a) liabilities or obligations shown on the Unaudited Balance Sheet and (b) liabilities which have arisen since the date of the Unaudited Balance Sheet in the ordinary course of business and which are, in nature and amount, consistent with those incurred historically and are not material to the Company, individually or in the aggregate. Except as set forth in the Unaudited Balance Sheet or Section 3.9 of the Disclosure Schedule, there is no Company Debt. For purposes of this Agreement, “Indebtedness” shall include all liabilities and obligations, including any applicable penalties (including with respect to any prepayment thereof), interest and premiums, (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for the deferred purchase price of goods or services (other than trade payables incurred in the ordinary course of business), (iv) under capital leases, (v) with respect to letters of credit, (vi) in the nature of guarantees of the obligations described in clauses (i) through (v) above of any other Person, or (vii) in the nature of obligations of the type referred to in clauses (i) through (vi) of any other Person secured by any Security Interest on any asset of the Company.

3.10 Taxes.

(a) (i) All Tax Returns required to be filed by or on behalf of the Company have been duly and timely filed with the appropriate Taxing Authority in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are true, complete and correct in all respects. All Taxes that have become due and payable by the Company have been timely paid, and the Company is not and will not be liable for any additional Taxes in respect of any Taxable period or any portion thereof ending on or before the date of the Unaudited Balance Sheet in an amount that exceeds the corresponding reserve therefor separately identified in Section 3.10(a) of the Disclosure Schedule, if any, as reflected in the Unaudited Balance Sheet, and any Taxes of the Company arising after such date and at or before the Effective Time have been or will be incurred in the ordinary course of the Company’s business.

(b) The Company has complied with all applicable Legal Requirements relating to the withholding of Taxes and payment of such withheld amounts and has duly and timely withheld and paid over to the appropriate Taxing Authority all amounts required to be so withheld and paid under all applicable Legal Requirements.

(c) Parent has been furnished complete copies of all Tax Returns of, or including, the Company for all Tax periods since the Company’s inception and all relevant documents and information with respect thereto, including, without limitation, work papers, records, examination reports and statements of deficiencies proposed, assessed against or agreed to by the Company.

(d) No claim has been made by a Taxing Authority in a jurisdiction where the Company does not file a Tax Return such that it is or may be subject to taxation in that jurisdiction.

(e) No deficiency or adjustment in respect of Taxes has been proposed, asserted or assessed by any Taxing Authority against the Company. All deficiencies asserted or assessments made as a result of any examinations by any Taxing Authority of the Tax Returns of, or including, the Company have been fully paid. No federal, state, local or foreign audits, examinations, investigations or other administrative proceedings or court proceedings are presently in progress, pending or threatened with regard to any Taxes of the Company or Tax Returns filed by or on behalf of the Company. No issue has been raised by any Taxing Authority in any prior examination of the Company which, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency for any subsequent Tax period.

(f) Neither the Company nor any other Person on the Company’s behalf has (i) agreed to, is required to or has any application pending requesting permission to, make any adjustment pursuant to Section 481(a) of the Code or any similar provision of Tax Law or has any knowledge that any Taxing Authority has proposed any such adjustment, (ii) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax Law with respect to the Company, (iii) requested any extension of time within which to file any Tax Return, which Tax Return has since not been filed, (iv) granted any extension for the assessment or collection of Taxes, which Taxes have not since been paid or (v) granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

(g) No property owned by the Company is (i) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code, (ii) “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, (iii) “limited use property” within the meaning of Rev. Proc. 76-30, or (vi) subject to any provision of state, local or foreign Tax Law comparable to any of the provisions listed above.

(h) The Company is not, nor has it been, nor will be a “U.S. real property holding corporation” within the meaning of Section 897 of the Code during the five year period ending on the Closing Date.

(i) The Company is not a party to or bound by any Tax sharing, allocation, indemnity or similar agreement or arrangement.

(j) There are no outstanding rulings of, or requests for rulings by, any Taxing Authority addressed to the Company that are, or if issued would be, binding on the Company.

(k) There are no liens as a result of any unpaid Taxes upon any of the assets of the Company, other than with respect to Taxes that are not yet due and payable.

(l) The Company has never been a member of any consolidated, combined, affiliated or unitary group of corporations for any Tax purposes.

(m) The Company is not presently liable, nor does the Company have any potential liability, for the Taxes of another person (i) under Treasury Regulations Section 1.1502-6 (or comparable provision of state, local or foreign law), (ii) as transferee or successor, or (iii) by contract or indemnity or otherwise.

(n) The Company has not constituted either a “distributing corporation” or a “controlled corporation” in connection with a distribution of stock qualifying for tax-free treatment, in whole or in part, under Section 355 of the Code.

(o) There is no income of the Company that will be required under applicable Tax Law to be reported by Parent or any of its affiliates, including the Company, for a Tax period (or portion thereof) beginning after the Closing Date which taxable income was realized (and reflects economic income) arising prior to the Closing Date.

(p) The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

(q) The Company has not participated in any way (i) in any “tax shelter” within the meaning of Section 6111 (as in effect prior to the enactment of P.L. 108-357 or any comparable laws of jurisdictions other than the United States) of the Code or (ii) in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4 (as in effect at the relevant time) (or any comparable regulations of jurisdictions other than the United States).

(r) The Company has provided to Parent all documentation relating to, and is in full compliance with all terms and conditions of, any Tax exemption, Tax holiday or other Tax reduction agreement or order of a territorial or non-U.S. government. The consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption, Tax holiday or other Tax reduction agreement or order.

(s) The Company has in its possession official foreign government receipts for any Taxes paid by it to any foreign Tax authorities.

(t) All elections with respect to Taxes affecting the Company that were not made in the Tax Returns delivered to the Parent are described in Section 3.10(t) of the Disclosure Schedule.

(u) The Company does not have a permanent establishment in any country with which the United States of America has a relevant Tax treaty, as defined in such relevant Tax treaty, and does not otherwise operate or conduct business through any branch in any country other than the United States.

(v) The Company has not filed any consent agreement under Section 341(f) of the Code (as in effect prior to its repeal by the Jobs and Growth Tax Relief Reconciliation Act of 2003) or agreed to have Section 341(f)(2) of the Code (as in effect prior to such repeal) apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code prior to such repeal) owned by the Company.

(w) All persons who have purchased shares of the Company’s capital stock that will be subject to a substantial risk of forfeiture under Section 83 of the Code at the Effective Time have, to the knowledge of the Company, timely filed elections under Section 83(b) of the Code and any analogous provisions of applicable state and local Tax Laws.

(x) For purposes of this Agreement:

“Tax” or “Taxes” means (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments imposed by any Taxing Authority, including without limitation all income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, and (ii) all interest, penalties, fines, additions to Tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (i).

“Taxing Authority” means the Internal Revenue Service (the “IRS”) or any other governmental body (whether state, local or foreign) responsible for the administration of any Tax.

“Tax Law” means any Legal Requirement (whether domestic or foreign) relating to Taxes.

“Tax Return” means any return, report or statement required to be filed with respect to any Tax (including any elections, declarations, schedules or attachments thereto, and any amendment thereof) including any information return, estimate, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, affiliated, combined, consolidated or unitary returns for any group of entities that includes the Company.

3.11 Property and Sufficiency.

(a) The Company has good and marketable title to, or, in the case of leases of properties and assets, a valid leasehold interest in, all of its material properties and assets (whether real, personal, tangible or intangible) (i) reflected on the Unaudited Balance Sheet (other than assets sold in the ordinary course of business since the date of the Unaudited Balance Sheet) or acquired thereafter and (ii) which the Company reasonably believes to be necessary to conduct all of the businesses and operations of the Company as currently conducted, and none of such properties or assets is subject to any Security Interest other than those the material terms of which are described in Section 3.11(a) of the Disclosure Schedule. The Company does not own any real property.

(b) Each of the leases for real property of the Company is identified in Section 3.11(b) of the Disclosure Schedule (“Real Property Leases”).

(c) The Company has not transferred or assigned any interest in any Real Property Lease, nor has the Company subleased or otherwise granted rights of use or occupancy of any of the premises described therein to any Person. The facilities subject to a Real Property Lease (each a “Leased Premises“) and the personal property owned or leased by the Company are in good operating condition and repair and free from any material defects, reasonable wear and tear excepted, and are suitable for the uses for which they are being used in all material respects. To the Knowledge of the Company, (i) there are no Legal Requirements, now in existence or under active consideration by any Governmental Authority which are reasonably likely to require the tenant of any Leased Premises to make any expenditure in excess of $100,000 to modify or improve such Leased Premises to bring it into compliance therewith, and (ii) the Company shall not be required to expend more than $100,000 in the aggregate under all Real Property Leases to restore the Leased Premises at the end of the term of the applicable Real Property Lease to the condition required under the Real Property Lease (assuming the conditions existing in such Leased Premises as of the date hereof).

(d) The Company has all certificates of occupancy and Permits of any Governmental Authority necessary or useful for the current use and operation of each Leased Premises, and the Company has fully complied with all material conditions of the Permits applicable to them. No default or violation, or event that with the lapse of time or giving of notice or both would become a default or violation, has occurred in the due observance of any Permit applicable to the Leased Premises.

(e) The Company does not own, hold, nor is it obligated under or is a party to, any option, right of first refusal or other contractual right to purchase, acquire, sell, assign or dispose of any real estate or any portion thereof or interest therein.

3.12 Contracts. Except as disclosed in Section 3.12 of the Disclosure Schedule, the Company is not a party to, subject to or otherwise bound by:

(a) any Contract or series of related Contracts with the same counterparty or its affiliates which requires aggregate future expenditures by the Company in excess of $75,000 or any Contract that is otherwise material to the Company’s business;

(b) any Contract for the purchase or sale of any commodity, product, material, supplies, equipment or other personal property with an aggregate annual value in excess of $75,000;

(c) any distributor, reseller manufacturer’s representative, sales representative or similar Contract with an aggregate annual value in excess of $75,000 under which the Company does not have the right to terminate without penalty on less than thirty (30) days’ notice;

(d) any Contract pursuant to which Intellectual Property is licensed to or from the Company other than (i) Contracts licensing the right to use off-the-shelf or other readily commercially available third party software, true and complete copies of which have been furnished to Parent and (ii) the Company’s Contracts with its employees, consultants and contractors, true and complete copies of which have been furnished to Parent;

(e) any Contract with any current or former stockholder, employee, officer or director of the Company, or any “affiliate” or “associate” of such persons, (or with respect to such persons that are natural persons) any member of his or her immediate family (any of the foregoing, a “Related Party”) including, without limitation, any Contract providing for the furnishing of services by, rental of real or personal property from, or otherwise requiring payments to, or from, any such person or entity (other than invention assignment agreements in substantially the form previously provided to Parent);

(f) any Contract under which the Company is materially restricted from carrying on any business or other services or competing with any Person anywhere in the world, or which would so restrict the Company or any successor in interest thereof after the Closing Date;

(g) any loan agreement, indenture, note, bond, debenture or any other document or Contract evidencing Indebtedness or a Security Interest to any Person or any commitment to provide any of the foregoing, or any agreement of guaranty, indemnification or other similar commitment with respect to the obligations or liabilities of any other Person;

(h) any Contract for the disposition of the Company’s assets, or business (whether by merger, sale of stock, sale of assets or otherwise), in each case, other than in the ordinary course of business;

(i) any Contract for the acquisition of the business or capital stock of another party (whether by merger, sale of stock, sale of assets or otherwise);

(j) any Contract concerning a partnership, joint venture, joint development or other similar arrangement with one or more Persons;

(k) any hedging, futures, options (other than options to purchase capital stock of the Company granted to employees, board members and consultants of the Company pursuant to the Company’s 2001 Stock Plan) or other derivative Contract;

(l) any Contract creating any obligation with respect to the payment of any severance, retention, bonus or other similar payment to any Person, one condition to the payment or acceleration of which is the Company entering into this Agreement or the consummation of any of the transactions contemplated hereby;

(m) Section 3.12(m) of the Disclosure Schedule provides the form of the Company’s standard customer Contract and lists all of the customer Contracts which deviate (other than with respect to prices, payment amounts or delivery schedules) in any material respect from the Company’s standard form; or

(n) except for employment or consulting agreements or other such compensatory arrangements, any other agreement (or group of related Contracts with the same third party) to the extent not otherwise disclosed in the Disclosure Schedule, the performance of which involves consideration paid by the Company in excess of $75,000 in any one-year period.

Each Contract disclosed in the Disclosure Schedule or required to be disclosed pursuant to this Section 3.12, each of the Real Property Leases and each other Contract to which the Company is a party or otherwise bound relating to any Intellectual Property that is material to the business of the Company is a valid and binding agreement of the Company and is in full force and effect in accordance with its terms, and neither the Company nor, to the Company’s Knowledge, any other party thereto is in default or breach in any material respect under the terms of any of the foregoing Contracts (a “default” being defined for purposes hereof as an actual default or event of default or the existence of any fact or circumstance which would, upon receipt of notice or passage of time, constitute a default or right of termination), nor will the consummation of the transactions contemplated by this Agreement give rise to any such default. No party to any of the foregoing Contracts has exercised any termination rights with respect thereto, and no party has given notice of any significant dispute with respect to any of the foregoing Contracts.

As used in this Agreement, a “Contract” shall mean any agreement, understanding, contract, deed, mortgage, lease, sublease, license, sublicense, instrument, commitment, promise, undertaking or other binding arrangement.

3.13 Benefit Plans.

(a) For purposes of this Agreement, the term “Company Employee Plan” or “Plan” means any employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA), any other bonus, profit sharing, compensation, pension, retirement, “401(k),” “SERP,” severance, savings, deferred compensation, fringe benefit, insurance, welfare, post-retirement health or welfare benefit, health, life, stock option, stock purchase, share appreciation right, restricted stock purchase, tuition reimbursement, service award, company car or car allowance, scholarship, housing or living allowances, relocation, disability, accident, sick pay, sick leave, accrued leave, vacation, holiday, termination, unemployment, individual employment, consulting, executive compensation, incentive, commission, payroll practice, retention, change in control, non-competition, and any other plan, agreement, policy, trust or arrangement (whether written or unwritten, formal or informal, insured or self-insured) providing compensation or benefits, and any plan subject to Sections 125, 127, 129, 137 or 423 of the Code, currently maintained, sponsored, contributed to or required to be contributed to by the Company or any trade or business, whether or not incorporated, that together with the Company would be deemed to be a “single employer” within the meaning of Section 4001(b) of ERISA (an “ERISA Affiliate”) or to which the Company or any ERISA Affiliate is a party, or to which the Company or an ERISA Affiliate had, has or will have any liability, actual or contingent. Section 3.13 of the Disclosure Schedule includes a true and complete list of all Plans (other than individual stock option grants or individual employment or consulting agreements), and the Company has provided or made available to Parent a complete copy of each Plan (or, in the case of any unwritten Plan, a description of the material terms thereof) as well as, if applicable, a copy of each associated trust or other funding arrangement, each summary plan description and summary of material modifications, and the most recent application for determination letter submitted to the IRS and the most recent determination letter received from the IRS. The Company has delivered to Parent true and complete copies of all Form 5500 Series annual reports for each Plan for which such reports are required, together with all schedules, attachments, and related opinions and copies of any correspondence from or to the IRS, the Department of Labor or other U.S. government department or agency relating to an audit or penalty assessment with respect to any Plan or relating to requested relief from any liability or penalty relating to any Plan.

(b) The Company and each ERISA Affiliate is and has been in compliance with its obligations under the terms of each Plan.

(c) Each Plan and each funding vehicle related to such Plan is currently in compliance with, and has been administered and operated in all material respects in compliance with, its terms and all applicable laws, statutes, orders, rules and regulations (whether as a matter of substantive law or as necessary to secure favorable tax treatment). Each Plan which is intended to be a “qualified plan” as described in Section 401(a) of the Code has been determined by the IRS to so qualify or is wholly-based on a prototype or other document which has been determined by the IRS to so qualify, and there are no facts which might adversely affect such qualification.

(d) Neither the Company nor its ERISA Affiliates maintain, sponsor or contribute to any single employer plan (as such term is defined in Section 4001(b) of ERISA) subject to Title IV of ERISA or contribute to or have ever had any obligation to contribute to any “multiemployer plan” (as such term is defined in Section 3(37) of ERISA), nor have they incurred any liability, including, without limitation, withdrawal liability, with respect to any such Plan or any such multiemployer plan that remains unsatisfied. No Plan is or was at any time a multiple employer plan, as described in Section 413(c) of the Code or Sections 4063 or 4064 of ERISA, or a multiple employer welfare arrangement, as that term is defined in Section 3(40) of ERISA, and neither the Company nor any ERISA Affiliate has ever contributed to or had an obligation to contribute to any such plan.

(e) No Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code. No Plan is or has been subject to Section 302 or Title IV of ERISA or Section 412 of the Code.

(f) The Company has timely made all payments and contributions (including insurance premiums) due and payable through the Closing Date to each Plan as required to be made under the terms of such Plan and applicable law.

(g) With respect to all Plans and related trusts, there are no “prohibited transactions,” as that term is defined in Section 406 of ERISA or Section 4975 of the Code, that have occurred which could subject any Plan, related trust or party dealing with any such Plan or related trust to any tax or penalty on prohibited transactions imposed by Section 501(i) of ERISA or Section 4975 of the Code.

(h) There are no actions, suits, arbitrations, governmental investigations or claims (other than routine claims for benefits by employees of the Company, beneficiaries or dependents of such employees arising in the normal course of operation of a Plan) pending, or to the Knowledge of the Company, threatened, with respect to any Plan or any fiduciary or sponsor of a Plan with respect to their duties under such Plan or the assets of any trust under any such Plan nor, to the Knowledge of the Company, any basis for any such actions, suits, arbitrations, governmental investigations or claims.

(i) The Company has complied in all material respects with the health care continuation requirements of Section 601, et. seq. of ERISA with respect to employees and their spouses, former spouses and dependents.

(j) The Company does not have any obligations under any Plan to provide post-retirement medical or other welfare benefits to any employee or any former employee of the Company other than statutory liability for providing group health plan continuation coverage under Part 6 of Title I of ERISA and Section 4980B of the Code or applicable state law.

(k) Neither the negotiation or execution of this Agreement, nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any current or former employee, consultant or officer of the Company or any ERISA Affiliate to severance pay, unemployment compensation or any other payment or additional rights, except as expressly provided in this Agreement, or (ii) accelerate the time of payment or vesting of or require any funding (including through any rabbi trust) of any benefit or increase the amount of compensation due any such employee or officer.

(l) The Company is not a party to, or otherwise obligated under, any contract, agreement, plan or arrangement covering any person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by Parent, the Company or any of their respective affiliates by reason of Section 280G of the Code or that could be subject to Section 4999 of the Code.

(m) Each plan, program, arrangement or agreement, including any Plan, that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code is identified as such on Section 3.13(m) of the Disclosure Schedule. Since December 31, 2004, each plan, program, arrangement or agreement identified or required to be identified on Section 3.13(m) of the Disclosure Schedule has been operated and maintained in accordance with the requirements of Section 409A of the Code (and the applicable guidance thereunder) and its purpose with respect to amounts deferred (within the meaning of Section 409A of the Code) after December 31, 2004.

(n) The Company has no liability, including under any Plan, arising out of the treatment of any service provider as a consultant or independent contractor and not as an employee.

(o) No Plan is subject to the laws of any jurisdiction outside of the United States.

3.14 Intellectual Property

(a) Section 3.14(a) of the Disclosure Schedule sets forth true, complete and correct lists of the following Intellectual Property, both U.S. and foreign, that are owned by the Company as of the date of this Agreement, along with the record owner of each such item of Intellectual Property, the jurisdiction in which each such item of Intellectual Property has been registered or filed and the applicable registration, application or serial number or similar identifier:

(i) all patents and pending patent applications;

(ii) all trademark registrations (including Internet domain name registrations), pending trademark applications and material unregistered trademarks;

(iii) all copyright registrations and pending copyright applications; and

(iv) all mask works.

For purposes of this Agreement, the “Company’s Registered Intellectual Property” shall mean the above categories (i), (ii), (iii) and (iv), collectively (excluding material unregistered trademarks).

(b) All of the Company’s Registered Intellectual Property is owned solely by the Company.

(c) All of the Company’s Registered Intellectual Property is valid, subsisting, in full force and effect (except with respect to applications), and has not expired or been cancelled or abandoned (other than by natural expiration). All necessary documents and certificates in connection with the Company’s Registered Intellectual Property have been filed with, and all relevant fees have been paid to, the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of perfecting, prosecuting and maintaining the Company’s Registered Intellectual Property.

(d) There is no pending or, to the Company’s Knowledge, threatened (and at no time within the two years prior to the date of this Agreement has there been pending any) Action before any court, government agency or arbitral tribunal in any jurisdiction challenging the use, ownership, validity, enforceability or registrability of any of the Intellectual Property owned by the Company or used or held for use in the Company’s business (other than those that have been resolved to the satisfaction of the Company). The Company is not a party to any settlements, covenants not to sue, consents, decrees, stipulations, judgments or orders resulting from Actions which permit third parties to use any of the Intellectual Property owned by the Company or used or held for use in the Company’s business.

(e) The Company owns, or has valid rights to use, all of the Intellectual Property used or held for use in the business of the Company as currently conducted, including without limitation the design, development, reproduction, manufacture, branding, marketing, use, distribution, import, licensing, provision and sale of Proprietary Products.

(f) The conduct of the business of the Company as currently conducted, including without limitation the design, development, reproduction, manufacture, branding, marketing, use, distribution, importation, licensing, provision, offer for sale and sale of Proprietary Products, does not, and to the Company’s Knowledge, will not when conducted by Parent and/or Surviving Corporation following the Closing, infringe upon, dilute or misappropriate any Intellectual Property or other proprietary right owned by any third party, violate any right of any person (including any right to privacy or publicity), or constitute unfair competition or trade practices under the laws of any jurisdiction.

(g) To the Company’s Knowledge, no third party is misappropriating, infringing, diluting or violating any Intellectual Property owned by the Company (“Company Intellectual Property”), and no Intellectual Property or other proprietary right misappropriation, infringement, dilution or violation Actions have been brought against any third party by the Company.

(h) There is no pending or, to the Company’s Knowledge, threatened (and at no time has there been pending any) Action alleging that the activities or the conduct of the Company’s business dilutes, misappropriates, infringes, violates or constitutes the unauthorized use of, or will dilute, misappropriate, infringe upon, violate or constitute the unauthorized use of the Intellectual Property of any third party, other than those that have been resolved to the satisfaction of the Company, nor does the Company have Knowledge of any basis therefor. The Company is not party to any settlement, covenant not to sue, consent, decree, stipulation, judgment, or order resulting from any Action which (i) restricts the Company’s rights to use any Intellectual Property, (ii) restricts the Company’s business in order to accommodate a third party’s Intellectual Property or (iii) requires any future payment by the Company.

(i) Each of the Company’s employees has executed a confidentiality and nondisclosure agreement in substantially the form attached to Section 3.14(i) of the Disclosure Schedule. Other than under a confidentiality or nondisclosure agreement, or contractual provision or fiduciary duty relating to confidentiality and nondisclosure, there has been no disclosure by Company to any third party of material confidential information or trade secrets of the Company (that the Company has chosen to maintain as trade secrets) related to any proprietary product or service currently being marketed, sold, licensed or developed by the Company (each such product, a “Proprietary Product”), or of any confidential information owned by a third party to whom the Company has a confidentiality obligation, except for instances in which the disclosure of such information did not breach any legal duty owed by the Company to such third party. All employees of the Company who have made material contributions to the development of any Company Intellectual Property or Proprietary Product (including without limitation all employees who have designed, written, tested or worked on any software source code contained in any Company Intellectual Property or Proprietary Product) have executed an inventions assignment agreement in substantially the form attached to Section 3.14(i) of the Disclosure Schedule. All employees, consultants and independent contractors of the Company who have made material contributions to the development of any Company Intellectual Property or Proprietary Product (including without limitation all employees, consultants and independent contractors who have designed, written, tested or worked on any software source code contained in any Company Intellectual Property or Proprietary Product) have entered into a work-made-for-hire agreement, invention assignment agreement or have otherwise assigned to the Company (or a third party that has assigned its rights in such Company Intellectual Property or Proprietary Product to the Company) all of their right, title and interest (other than moral rights, if any, to the extent such assignment of moral rights is not permitted under the Legal Requirements of any jurisdiction) in and to the portions of such Company Intellectual Property or Proprietary Product developed by them in the course of their work for the Company. Assignments of the patents, patent applications, copyrights and copyright applications listed in Section 3.14(a) of the Disclosure Schedule to the Company have been duly executed and filed with the United States Patent and Trademark Office or Copyright Office, as required by applicable law.

(j) The Company has not granted nor is it obligated to grant access or a license to any of its source code (including, without limitation, in any such case any conditional right to access or under which the Company has established any escrow arrangement for the storage and conditional release of any of its source code), except to employees, consultants and contractors in the ordinary course of business.

(k) Section 3.14(k) of the Disclosure Schedule accurately identifies and describes (i) each item of Open Source Code that is contained in, distributed with, or used in the development of any Proprietary Product or from which any part of any Proprietary Product is derived, (ii) the title of the license for each such item of Open Source Code, (iii) the Proprietary Product(s) to which each such item of Open Source Code relates, and (iv) a description of the manner in which such Open Source Code is used, modified and/or distributed by the Company. None of the Proprietary Products is subject to the provisions of any Open Source Code license or other Contract (including any general public license, limited general public license or other similar Contract) which (other than with respect to any Open Source Code that is distributed with such Proprietary Product) requires or conditions the distribution of such Proprietary Product in source code form, requires the license of such Proprietary Product’s source code or any portion thereof for the purpose of making modifications or derivative works, or requires the distribution of such Proprietary Product or any portion thereof without charge. For purposes of this Agreement, “Open Source Code” means any software code that is distributed as “open source software” or “freeware” or is otherwise distributed publicly or made generally available in source code form under terms that permit modification and redistribution of such software. Open Source Code includes without limitation software code that is licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, Artistic License, or Sun Community Source License.

(l) The Company has no obligation to pay any third party any future royalties or other fees for the continued use of such third party’s Intellectual Property and will not have any obligation to pay such royalties or other fees arising from the consummation of the transactions contemplated by this Agreement (other than those the Company would have been required to pay had the transactions contemplated by this Agreement not occurred that are so identified in Section 3.14(l) of the Disclosure Schedule). The Company has not entered into any agreement, whether written or oral, with respect to the assignment or license of any interest of any kind including the right to manufacture, have manufactured, sell, offer to sell, import, export and use, either directly or indirectly, any or all Company Intellectual Property or Proprietary Products and no third party has any right to make, have made, use, sell, offer to sell, import or export, either directly or indirectly, any Proprietary Product.

(m) The Company is not a party to any agreement that requires the Company to perform any software engineering, development, consulting, and/or integration services for a third party.

(n) The Company is not in material breach of any Contract to which it is party or otherwise bound, nor will the consummation by the Company of the transactions contemplated hereby result in any violation, loss or impairment of ownership by the Company of, or the right of to use, any Intellectual Property that is material to the business of the Company as currently conducted, nor require the consent of any Governmental Authority or third party with respect to any such Intellectual Property. The Company is not a party to any Contract under which a third party would have or would be entitled to receive a license or any other right to any Intellectual Property of Parent or any of Parent’s affiliates as a result of the consummation of the transactions contemplated by this Agreement nor would the consummation of such transactions result in the amendment or alteration of any such license or other right which exists on the date of this Agreement.

(o) Other than inbound “shrink-wrap” and similar publicly-available commercial binary code end-user licenses and outbound “shrink-wrap” licenses (in substantially the form set forth on Section 3.14(o) of the Disclosure Schedule) and similar non-exclusive, end-user licenses granted by Company and agreements with employees, contractors and consultants entered into in the ordinary course of business, Section 3.14(o) of the Disclosure Schedule lists all contracts, licenses and agreements to which the Company is currently a party with respect to any Intellectual Property, including all licenses of Intellectual Property granted to or by the Company and all assignments of Intellectual Property to or by the Company. All such contracts, etc. are in full force and effect, and the Company is not in material breach of nor has the Company failed to perform under, any of the foregoing contracts, licenses or agreements and, to the Company’s Knowledge, no other party to any such contract, license or agreement is in material breach thereof or has failed to perform thereunder. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination or suspension of such contracts, licenses and agreements. Following the Closing Date, both Parent and the Surviving Corporation will be permitted to exercise all of the Company’s rights under such contracts, licenses and agreements to the same extent the Company would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Company may have otherwise been required to pay (assuming for this purpose that Parent is not subject to existing restrictions with respect to the foregoing irrespective of the Merger).

(p) All Company Intellectual Property will be fully transferable, alienable or licensable by Surviving Corporation and Parent without restriction and without payment of any kind to any third party, subject to existing non-exclusive licenses disclosed to and not rejected by Parent prior to the date of this Agreement.

(q) Section 3.14(q) of the Disclosure Schedule lists all contracts, licenses and agreements between the Company and any other person wherein or whereby the Company has agreed to, or assumed, any obligation or duty to indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any obligation or liability or provide a right of rescission or similar right with respect to the infringement or misappropriation by the Company or such other person of the Intellectual Property of any person other than the Company.

(r) No government funding, facilities of a university, college, other educational institution or research center or funding from third parties was used in the development of any Company Intellectual Property or Intellectual Property purported to be owned by the Company. To the Company’s Knowledge, no current or former employee, consultant or independent contractor of the Company, who was involved in, or who contributed to, the creation or development of any material Company Intellectual Property or Intellectual Property purported to be owned by the Company, has performed services for the government, university, college, or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company.

(s) Section 3.14(s) of the Disclosure Schedule contains, to the Company’s Knowledge, a complete and accurate list of all material bugs, defects, and errors, in each version of the Proprietary Products.

(t) For purposes of this Agreement, “Intellectual Property” shall mean (i) trademarks, service marks, trade names, slogans, logos, trade dress, labels, product displays, internet domain names and other similar designations of source or origin, together with all goodwill, registrations, applications, renewals and extensions related to the foregoing; (ii) patents, utility, models and industrial design registrations or applications (including without limitation any continuations, divisionals, continuations-in-part, provisionals, renewals, reissues, re-examinations, substitutions, extensions and applications for any of the foregoing); (iii) copyrights, copyrightable subject matter and moral rights (including without limitation any registrations, applications, renewals, extensions and reversions for any of the foregoing); (iv) mask works rights, masks, circuit designs, behavior models, hardware description language models, proprietary design tools, tooling, dies, molds, layouts, test keys, cells, databases, libraries, recipes, development work-in-process, graphics, artwork, photography; (v) trade secrets and other confidential information, know-how, technology, proprietary processes, formulae, inventions, compositions, techniques, technical data and information, procedures, databases, algorithms, models, methodologies, invention disclosures, improvements, designs, design rights; and (vi) and computer programs, including any and all software implementation of algorithms, models and methodologies (whether in source code, object code or other form), compilations, descriptions, flow-charts and other work product to design, plan, organize and develop any of the foregoing, development documentation, programming tools, drawings, specifications, test software, laser programs, sort programs, packaged unit test programs, characterization programs and data, used in, held for use or necessary for the conduct of the business of the Company, as currently conducted whether such Intellectual Property is owned by the Company or a third party.

3.15 Accounts Receivable. All of the accounts and notes receivable of the Company, whether reflected on the Unaudited Balance Sheet or arising since the date of the Unaudited Balance Sheet, have arisen from bona fide transactions in the ordinary course of business consistent with past practices and are valid, genuine, and subject to the allowance for doubtful accounts set forth therein, fully collectible in the aggregate amount thereof.

3.16 Government Funding. The Company has not applied for or received any financial assistance from any supranational, national, local or foreign Governmental Authority.

3.17 Insurance. Section 3.17 of the Disclosure Schedule contains a complete and correct list as of the date hereof of all insurance policies maintained by or on behalf of the Company. Such list includes the type of policy, form of coverage, policy number and insurer, coverage dates, named insured, limit of liability and premium and deductible amounts. True and complete copies of each listed policy have been made available to Parent. Such policies are in full force and effect, all premiums due thereon have been paid and the Company has complied in all material respects with the provisions of such policies. The Company has not received any notices from any issuer of any of their insurance policies canceling or amending any policies listed in Section 3.17 of the Disclosure Schedule, increasing any deductibles or retained amounts thereunder, or increasing premiums payable thereunder. There is no claim by the Company pending under any of such policies as to which coverage has been denied or disputed by the underwriters or in respect of which the underwriters have reserved their rights. Neither the Company nor any affiliate thereof has ever maintained, established, sponsored, participated in or contributed to any self-insurance plan.

3.18 Personnel.

(a) Section 3.18(a) of the Disclosure Schedule sets forth a list of all employees, consultants or independent contractors of the Company as of the date hereof, including, as of such date, their title, then current base salary or other compensation rate as well as any bonus paid for the fiscal year ended December 31, 2006 and any accrued and unpaid bonus scheduled for or paid or agreed to be paid to them by the Company for any future period.

(b) The Company is in compliance with all Legal Requirements relating to the employment of labor. The Company is not subject to any collective bargaining agreement. There is not pending, or to the Company’s Knowledge, threatened, any strike, labor dispute, slowdown, lockout, walkout, work stoppage or other similar labor trouble involving employees of the Company.

(c) To the Company’s Knowledge, none of the Company’s officers or employees with an annual salary in excess of $100,000 intend to terminate his or her relationship with the Company prior to the Closing for any reason, including, without limitation, as a result of the transactions contemplated hereby.

(d) Each employee of the Company is an employee at-will and the Company may terminate each employee’s employment at any time, with or without cause or for any reason.

3.19 Litigation. There is no (a) action, suit, claim, charge, cause of action or suit (whether in contract or tort or otherwise), litigation (whether at law or in equity, whether civil or criminal), controversy, assessment, arbitration, investigation, hearing, complaint, demand or other proceeding to, from, by or before any arbitrator, court, tribunal or other Governmental Authority (collectively, “Actions”) pending, or to the Company’s Knowledge, threatened against the Company, or affecting any of its properties or the Merger or the other transactions contemplated hereby, (b) governmental inquiry or investigation pending or, to the Company’s Knowledge, threatened against the Company or affecting any of its properties (including, without limitation, any inquiry as to the qualification of the Company to hold or receive any license or other Permit) or (c) to the Company’s Knowledge, any Actions pending or threatened against any Related Party in connection with the business of the Company. The Company has not received any opinion or memorandum or legal advice from legal counsel to the effect that it is exposed, from a legal standpoint, to any liability or disadvantage with respect to its business, prospects, financial condition, operations, property or affairs. The Company is not in default with respect to any order, writ, injunction or decree of any Governmental Authority known to or served upon the Company. There is no action or suit by the Company pending, threatened or contemplated against any other Person.

3.20 Environmental Matters.

(a) To the Company’s Knowledge:

(i) the Company is and has been in compliance with all Environmental Laws; (ii) there has been no release or threatened release of any pollutant, contaminant or toxic or hazardous material, substance or waste, or petroleum or any fraction thereof, (each a “Hazardous Substance”) on, upon, into or from any site currently or heretofore owned, leased or otherwise used by the Company; (iii) there have been no Hazardous Substances generated by the Company that have been disposed of, or come to rest at, any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Authority within or outside the United States; (iv) there are no underground storage tanks located on, no polychlorinated biphenyls (“PCBs”) or PCB-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act, as amended, stored on, any site owned, leased or otherwise used by the Company, except for the storage of hazardous waste in compliance with Environmental Laws; and (v) the Company has made available to Parent true and correct copies of all material environmental records, reports, notifications, certificates of need, permits, pending permit applications, correspondence, engineering studies and environmental studies or assessments in the possession of the Company or any of its representatives or advisors.

(b) For purposes of this Agreement, “Environmental Laws” means any Legal Requirement (whether domestic or foreign) relating to (i) releases or threatened release of Hazardous Substances, (ii) pollution or protection of employee health or safety, public health or the environment or (iii) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances.

3.21 Compliance with Instruments; Laws; Governmental Authorizations.

(a) The Company is not (i) in violation of any term or provision of the Company Organizational Documents, (ii) in violation of or default under any term or provision of any Contract or Permit, or (iii) in violation of or default under any Legal Requirement except for such violations or defaults under any Legal Requirement as could not have a Material Adverse Effect on the Company. Neither the Company nor, to the Company’s Knowledge, any Related Person, is under investigation with respect to, nor has the Company or, to the Company’s Knowledge, any Related Person

been threatened to be charged with, or has been given notice of, any violation of any Legal Requirement. All permits, concessions, grants, franchises, licenses and other governmental authorizations and approvals (collectively, “Permits”) (A) pursuant to which the Company currently operates or holds any interest in any of its properties, or (B) which is required for the operation of the Company’s business as currently conducted or the holding of any such interest, have been issued or granted to the Company, and all such Permits are in full force and effect and constitute all Permits required to permit the Company to operate or conduct its business or hold any interest in its properties or assets.

(b) The Company has conducted its transactions in accordance with applicable provisions of U.S. law, including the United States export control laws and regulations and U.S. economic sanctions laws. Without limiting the foregoing:

(i) The Company has obtained all export licenses and other approvals required for its export of products, software and technologies from the United States and from any other place from which the Company exports any such products, software or technologies;

(ii) The Company is in compliance in all material respects with the terms of all applicable export licenses or other approvals;

(iii) There are no pending or threatened claims or enforcement actions against the Company with respect to such export licenses or other approvals, nor has the Company made any disclosure to U.S. authorities which is reasonably likely to result in any such claim or enforcement action, and

(iv) No consents or approvals for the consummation of the transactions contemplated hereby or the transfer of export licenses to Parent are required.

(c) The Company (including any of its officers, directors, agents, employees or other Person associated with or acting on its behalf) has not, directly or indirectly, taken any action which would cause it to be in violation of the U.S. Foreign Corrupt Practices Act, as amended, or any rules or regulations thereunder, including by offering or conveying, directly or indirectly (such as through an agent), anything of value to obtain or retain business or to obtain any improper advantage, including any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment to a foreign government official, candidate for office, or political party or official of a political party.

3.22 Banking Relationships; Powers of Attorney. Section 3.22 of the Disclosure Schedule sets forth a true and complete list of the name and location of each bank, savings and loan or similar financial institution in which the Company has an account or a safe deposit box and the names of all Persons authorized to draw on or who have access to such account or safe deposit box.

3.23 Minute Books and Records. The minute books of the Company contain complete and accurate, in all material respects, records of all meetings and other corporate actions of their respective stockholders and the board of directors and committees thereof. The stock records of the Company are correct and complete, in all material respects, and reflect all issuances, transfers, repurchases and cancellations of shares of capital stock of the Company. The Company has furnished to Parent true and complete copies of (a) the Company Organizational Documents, (b) all minute books (containing the records of meetings of stockholders, the board of directors and any committees of the board of directors to date) of the Company, (c) all stock certificate and stock record books of the Company, (d) all Contracts referred to or identified in Section 3.12 of the Disclosure Schedule and (e) any similar records or documents of the Company. Except as disclosed in Section 3.23 of the Disclosure Schedule, the Company does not have any prior names, and since the date of its incorporation has not conducted business under any name other than the current name of the Company.

3.24 Brokers and Finders; Existing Discussions. All negotiations relating to this Agreement and the Escrow Agreement and the transactions contemplated hereby and thereby have been carried on without the intervention of any Person acting on behalf of the Company or any of its affiliates, the Representative or, to the Company’s Knowledge, the Company Securityholders in such manner as to give rise to any valid claim against the Company, Parent or Merger Sub for any investment banker, brokerage or finder’s commission, fee or similar compensation. As of the date hereof, the Company is not engaged, directly or indirectly, in any discussions or negotiations with any other party with respect to any proposal to acquire the Company, or any other substantially similar proposal.

3.25 Vote Required; Notices; Information Statement.

(a) The affirmative vote of the holders of (i) the holders of at least 66 2/3% of the outstanding voting shares of Company Preferred Stock, (ii) the holders of more than 50% of the outstanding shares of the Company Common Stock, on an as converted basis and voting as a separate class, and (iii) the holders of more than 50% of the outstanding Company Stock, entitled to vote on the Merger on an as converted basis and voting together as a single class, (together, the “Requisite Stockholder Approval”), are the only votes of the holders of any of the Company Stock necessary to approve this Agreement and the transactions contemplated hereby, and the irrevocable Requisite Stockholder Approval has been obtained in accordance with the terms of this Agreement on or prior to the date hereof.

(b) Prior to the Effective Time, the Company will have notified the holders of Company Stock, Options and Warrants contemplated hereby as and to the extent required by the terms and conditions of the Company Organizational Documents, the Option Plan, the DGCL and CGCL, and other agreements of instruments governing such securities and as contemplated herein. In connection with soliciting the Stockholders’ Written Consent, the Company has (i) provided Company Stockholders reasonable information regarding the Company and Parent and a summary of the Merger, this Agreement and the transactions contemplated hereby, and (ii) provided Company Stockholders with a statement that appraisal and dissenters rights are available for the Company Stock pursuant to Section 262 of the DGCL and Chapter 13 of the CGCL and a copy of such Section 262 and Chapter 13, respectively.

(c) The information furnished on or in any document mailed, delivered or otherwise furnished to the Company Stockholders in connection with the solicitation of their consent to, and adoption of, this Agreement and the Merger did not contain, and will not contain, at or prior to the Effective Time, any untrue statement of a material fact and will not omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which made not misleading.

3.26 Anti-Takeover Statute Not Applicable. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation, including, but not limited to, Section 203 of the DGCL, or anti-takeover provision in the Company Organizational Documents is applicable to the Company, any shares of Company Stock or other Company Securities, this Agreement, the Merger or any of the other transactions contemplated by this Agreement.

3.27 Certain Relationships and Related Transactions. No Related Party is indebted in an amount greater than $2,000 to the Company. No Related Party owns any asset used by, or necessary to, the business of the Company. Except as described in Section 3.27 of the Disclosure Schedule, there is no transaction involving the Company of the nature described in Item 404(a) of Regulation S-K under the Securities Act. No Related Party owns any direct or indirect interest in, or controls or is a director, officer, employee or partner of, or consultant to, a competitor of the Company.

3.28 Disclosures. Neither this Agreement, the Disclosure Schedule, any Exhibit, Appendix or Schedule hereto or thereto, nor any statements, documents, certificates or other items prepared or supplied by the Company with respect to the transactions contemplated hereby contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which they were made and taken as a whole, not misleading. To the Company’s Knowledge, there is no fact that the Company has not disclosed to Parent and its counsel in writing and of which the Company is aware that is reasonably likely to materially and adversely affect the business, prospects, condition (financial and otherwise), operations, property or affairs of the Company except for any such fact resulting from (a) any change in general economic, regulatory, political or business conditions, in each case, which do not disproportionately affect the Company taken as a whole, as compared to similarly-situated companies, (b) this Agreement (including from the Company’s compliance with the terms of this Agreement), the execution of the transactions contemplated by this Agreement or the announcement of this Agreement, or (c) changes in Legal Requirements or GAAP.

3.29 Termination of Certain Contracts. Each of the Related Party Agreements will have been validly terminated in accordance with its terms concurrently with or prior to the Closing, and each such Contract will be of no further force and effect. Neither the Surviving Corporation nor Parent will incur any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) under any Related Party Agreement following the Closing.

SECTION 4. Representations and Warranties by Parent and Merger Sub. Parent and Merger Sub represent and warrant to the Company as follows:

4.1 Organization and Standing. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation.

4.2 Authority for Agreement.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and each instrument required hereby to be executed and delivered at Closing and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Parent has all necessary corporate power and authority to execute and deliver the Escrow Agreement and to perform its obligations thereunder. The execution and delivery by Parent and Merger Sub of this Agreement and each instrument required hereby to be executed and delivered by them at Closing and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been and each instrument required hereby to be delivered by Parent and Merger Sub at the Closing will be duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company and the Representative, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, reorganization or similar laws of general application affecting the rights and remedies of creditors, and to general equity principles.

(b) The execution and delivery of this Agreement by Parent and Merger Sub and the Escrow Agreement by Parent, the compliance with the provisions of this Agreement by Parent and Merger Sub and the provisions of the Escrow Agreement by Parent and the consummation by Parent or Merger Sub, as applicable, of the transactions contemplated hereby or thereby, will not (i) conflict with or violate the Articles of Organization or the Bylaws of Parent, each as amended to date and currently in effect, or the Certificate of Incorporation or the Bylaws of Merger Sub, each as amended to date and currently in effect, or (ii) violate any Legal Requirement applicable to Parent or Merger Sub or any of their respective properties or assets.

4.3 Non-Contravention; Consents. Neither the execution and delivery of this Agreement and each document or instrument to which Parent or Merger Sub, as the case may be, is a party, nor the consummation or performance of any of the transactions contemplated hereby, will directly or indirectly (with or without notice or lapse of time) contravene, conflict with or result in a violation of (i) any of the provisions of Parent’s or Merger Sub’s respective certificate of incorporation or bylaws, or (ii) any resolutions adopted by Merger Sub’s stockholders, Parent’s or Merger Sub’s board of directors or any committee of Parent’s or Merger Sub’s board of directors, or Parent’s shareholders. No Consent of any Governmental Authorities or any Person is required to be obtained by Parent or Merger Sub in connection with the execution and delivery of this Agreement or the Escrow Agreement or the Merger or the other transactions to be consummated at the Closing as contemplated by this Agreement.

4.4 Information Statement. None of the information supplied or to be supplied by Parent for inclusion in the Information Statement will, at the date mailed to the stockholders of the Company and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated there in or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by the Company which is contained in the Information Statement.

4.5 Brokers and Finders. All negotiations relating to this Agreement and the transactions contemplated hereby have been carried on without the intervention of any Person acting on behalf of Parent or Merger Sub or any of their respective “affiliates” or “associates” in such manner as to give rise to any valid claim against the Company or any Company Stockholder for any brokerage or finder’s commission, fee or similar compensation.

4.6 Ownership and Activities of Merger Sub. Parent owns all of the issued and outstanding shares of capital stock of Merger Sub. As of the date hereof and as of the Effective Time, except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement and except for this Agreement and any other agreements or arrangements contemplated hereby or thereby, Merger Sub (i) is a direct, wholly owned subsidiary of Parent, (ii) was formed solely for the purpose of engaging in the transactions contemplated hereby and (iii) has not and at the Effective Time will not have incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

SECTION 5. Conduct of Business.

5.1 Conduct of the Company’s Business Prior to Closing. The Company covenants and agrees that, during the period from the date hereof and continuing until the earlier of the termination of this Agreement or the Effective Time, unless Parent shall otherwise consent in writing (which consent shall not unreasonably withheld or delayed), the Company shall conduct its business, and the Company shall not take any action except, in the ordinary course of business and in a manner consistent with past practices and in compliance in all material respects with all applicable Legal Requirements; and the Company shall use all reasonable efforts to preserve intact the business organization, to keep available the services of the current officers, employees and consultants of the Company and to preserve the present relationships of the Company with customers, suppliers, channel partners and other Persons with which the Company has significant business relations. By way of amplification and not limitation, except as specifically set forth on Section 5.1 of the Disclosure Schedule, the Company shall not, during the period from the date hereof and continuing until the earlier of the termination of this Agreement or the Effective Time, directly or indirectly do, or propose to do, any of the things set forth in clauses (a) through (z) below except in the ordinary course of business and in a manner consistent with past practices and in compliance with all applicable Legal Requirements, without the prior written consent of Parent (which consent shall not unreasonably withheld or delayed). Parent shall use reasonable efforts to respond to any request for the foregoing consent within five Business Days of receipt of such request.

(a) amend or otherwise change the Company Organizational Documents, other than the adoption and filing of the Charter Amendment, except in connection with an issuance of securities permitted by Section 5.1(b) below;

(b) issue, grant, sell, dispose of, or encumber or otherwise mortgage, pledge or subject to any Security Interest, or authorize the issuance, grant, sale, disposition, encumbrance, mortgage or pledge of, any Company Securities, other than pursuant to (i) the exercise of outstanding and exercisable Options as of the date hereof under the terms thereof, or (ii) the exercise of outstanding and exercisable Warrants as of the date hereof under the terms thereof;

(c) sell, lease, dispose of, or encumber or otherwise mortgage, pledge or subject to any Security Interest (which shall include any exclusive license) any assets or properties of the Company (except for (i) sales of assets and products in the ordinary course of business and in a manner consistent with past practices, not to exceed $25,000 individually or $75,000 in the aggregate, (ii) dispositions of obsolete or worthless assets, or (iii) sales of immaterial assets not in excess of $25,000 individually or $75,000 in the aggregate);

(d) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, (ii) split, combine, recapitalize or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) amend the terms or change the period of exercisability of any securities of the Company, or any option, warrant or right, directly or indirectly, to acquire any securities of the Company, or purchase, repurchase, redeem or otherwise acquire any securities of the Company, or propose to do any of the foregoing, other than pursuant to (1) the exercise of currently outstanding and exercisable Options under the terms thereof, (2) the exercise of currently outstanding and exercisable Warrants under the terms thereof, or (3) the termination or conversion of Options contemplated by Section 2.4;

(e) (i) acquire (by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division or business thereof; (ii) incur, assume or guarantee any Indebtedness (including by means of drawing down additional amounts under any existing revolving credit line) or assume, guarantee or endorse, the obligations of any Person, or make any loans or advances or capital contributions to or investments in any other person; (iii) enter into, amend or waive any material Contract, (iv) enter into, renew on materially different terms, amend or terminate any lease relating to real property, or open or close any facility; (v) adopt or implement any shareholder rights plan; (vi) make or commit to make any capital expenditures or purchase of fixed assets which are, individually, in excess of $25,000 and, in the aggregate, in excess of $75,000; (vii) materially modify its standard warranty terms for its products or materially amend or modify any product warranties in effect as of the date hereof in any manner that is adverse to the Company; or (viii) enter into or amend any Contract pursuant to which any other party is granted exclusive marketing or other exclusive rights of any time or scope with respect to any of its products or technology;

(f) materially increase the compensation payable or to become payable to any director, officer, consultant or employee; grant any severance or termination pay to, or terminate or amend any Company Employee Plan; establish, adopt, enter into, terminate or otherwise materially change the coverage or benefits available under, any bonus, profit sharing, thrift, compensation, stock option (including acceleration of the vesting of any option), restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former director, officer or employees; grant any unusual or extraordinary benefit or compensation to any person; or change the manner in which contributions to any such plan are made or the basis on which such contributions are determined, except, in each case, as may be required by applicable Legal Requirements or commitments under Contracts which are existing as of the date hereof and listed in Section 5.1(f) of the Disclosure Schedule;

(g) take any action to materially change accounting or Tax reporting policies or procedures (including, without limitation, procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable), except as required by GAAP or, except as so required by GAAP, materially change any assumption underlying, or method of calculating, any bad debt contingency or other reserve;

(h) make or change any election in respect of Taxes, file any amended Tax Returns, adopt or request permission of any Taxing authority to change any accounting method in respect of Taxes, enter into any closing agreement in respect of Taxes, settle any claim or assessment in respect of Taxes, surrender or allow to expire any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, fail to timely file all of its Tax Returns that are due (taking all timely filed extension requests into account) on or before the Closing Date, fail to truly, correctly and completely prepare such Tax Returns, fail to timely pay all Taxes shown as due on such Tax Returns;

(i) pay, discharge or satisfy any claims, liabilities or obligations in excess of $10,000 (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Financial Statements or incurred since the date of the Unaudited Balance Sheet in the ordinary course of business;

(j) fail to pay undisputed accounts payable and other current obligations in the ordinary course of business consistent with past practices;

(k) materially modify the payment terms or payment schedule of any receivables other than in the ordinary course of business consistent with past practices or accelerate the collection of receivables;

(l) sell, securitize, factor or otherwise transfer any accounts receivable;

(m) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Merger);

(n) revalue in any material respect any assets or properties with a value that exceeds $25,000, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable;

(o) transfer to any Person any rights to any Intellectual Property owned by the Company other than in the ordinary course of business consistent with past practices;

(p) enter into any operating lease with annual payments in excess of $25,000;

(q) materially reduce the amount of any insurance coverage provided by existing insurance policies;

(r) terminate or waive any right of substantial value;

(s) commence an Action with respect to a claim for greater than $50,000;

(t) enter into any labor or collective bargaining agreement through negotiation;

(u) enter into any Contract, understanding or commitment that restrains or restricts the Company from competing with or conducting any business or line of business in any geographic area;

(v) terminate, amend, restate or waive any material rights under any Real Property Lease or license with respect to Intellectual Property with an aggregate annual value of greater than $25,000, other than in the ordinary course of business consistent with past practices, or (ii) Permit held by the Company;

(w) settle any pending or threatened Action or any claim or claims for an amount that could, individually or in the aggregate result in payment or loss to the Company greater than $75,000;

(x) take any action which would adversely affect the ability of the parties to consummate the transactions contemplated by this Agreement;

(y) take any action that would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect in any material respect or otherwise prevent the Company from performing, or cause the Company not to perform, its covenants hereunder;

(z) take, or agree in writing or otherwise to take, any of the actions described in Sections 5.1 (a) through (y) above.

SECTION 6. Additional Agreements.

6.1 Information Statement. As expeditiously as possible following the execution and delivery of this Agreement, the Company shall (a) complete the preparation of an information statement accurately describing this Agreement and the Merger, the Charter Amendment, the provisions of Section 262 of the DGCL and the provisions of Chapter 13 of the CGCL (the “Information Statement”), (b) provide Parent a reasonable opportunity to review the Information Statement and (c) thereafter deliver the Information Statement to those Company Stockholders that did not execute the Stockholder Written Consent for the purpose of informing them of the approval of the Merger and the adoption of this Agreement in accordance with Section 228 of the DGCL.

6.2 Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants.

(a) Confidentiality. Subject to Section 6.3, each of Parent, the Company and the Representative will hold, and will cause its respective directors, officers, employees, agents, advisors and representatives (including, without limitation, attorneys, accountants, consultants, bankers and financial advisors) to hold any Confidential Information confidential. The parties acknowledge and agree that the existence of this Agreement, the Disclosure Schedule, the Escrow Agreement and the documents and instruments contemplated hereby and thereby, the terms and conditions hereof and thereof, and transactions contemplated hereby and thereby, shall constitute “Confidential Information” under this Agreement; provided, however, the terms and conditions of this Agreement may be disclosed to the Company Securityholders.

(b) Access to Information. The Company will afford Parent and Parent’s accountants, counsel and other representatives reasonable access during normal business hours to its premises, properties, books, records, financial, tax and accounting records (including, without limitation, the work papers of the Company’s independent accountants), Contracts, personnel, counsel, financial advisors and auditors during the period prior to the Effective Time to obtain all information concerning its business, including, without limitation, the status of product development efforts, properties, results of operations and personnel for purposes of this Agreement, as Parent may reasonably request; provided, however, that the Company may restrict the foregoing access to the extent that any applicable Legal Requirement requires the Company to restrict or prohibit access to any such properties or information. In addition, any information obtained from the Company pursuant to the access contemplated by this Section 6.2(b) shall be subject to the confidentiality obligations pursuant to Section 6.2(a); provided that such information is within the definition of Confidential Information.

6.3 Public Disclosure. No press release or any public disclosure, either written or oral, of the transactions contemplated hereby shall be made by the Company, any Company Securityholder, the Representative or any officer, director, employee or affiliate thereof, without the express prior written consent of Parent.

6.4 Regulatory Filings; Reasonable Efforts.

(a) Regulatory Filings. Each of Parent, Merger Sub and the Company shall coordinate and cooperate with one another and shall each use all reasonable efforts to comply with, and shall each refrain from taking any action that would impede compliance with, all applicable Legal Requirements, and as soon as reasonably practicable after the date hereof, each of Parent, Merger Sub and the Company shall (and shall cause each of their respective affiliates to) obtain or make all consents, approvals, orders or authorizations of, or registrations, declarations or filings with any Governmental Authority in connection with the Merger and the transactions contemplated hereby, including, (i) any filings under any applicable Foreign Merger Laws and (ii) any filings required under the Securities Act, the Exchange Act, any applicable state or securities or “blue sky” laws and the securities laws of any foreign country, or any other applicable Legal Requirement relating to the Merger. Each of Parent, Merger Sub and the Company will cause all documents that it is responsible for filing with any Governmental Authority under this Section 6.4(a) to comply in all material respects with all applicable Legal Requirements.

(b) Exchange of Information. Parent, Merger Sub and the Company each shall (and shall cause each of their respective affiliates to) promptly supply the other with any information that may be required in order to effectuate or obtain any filings or other actions pursuant to Section 6.4(a). Except where prohibited by applicable Legal Requirements, and subject to the Confidentiality Agreement and any joint defense agreement entered into between the parties or their counsel, each of Parent, Merger Sub and the Company shall (and shall cause each of their respective affiliates to) (i) consult with the others prior to taking a position with respect to any such filing or other actions, (ii) to the extent reasonably required to permit appropriate coordination of efforts, permit the others to review and discuss in advance, and consider in good faith the views of the others in connection with, any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Authority in connection with any Action in connection with this Agreement or the transactions contemplated hereby, (iii) coordinate with the others in preparing and exchanging such information and (iv) promptly provide the others (and their counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party with any Governmental Authority in connection with this Agreement or the transactions contemplated hereby; provided, however, that, notwithstanding the foregoing, with respect to any such filing, presentation or submission, each of Parent, Merger Sub and the Company (and their respective affiliates) need not supply the others (or their counsel) with copies (or in case of oral presentations, a summary) to the extent that any applicable Legal Requirement requires such party or its subsidiaries to restrict or prohibit access to any such properties or information.

(c) Notification. Each of Parent, Merger Sub and the Company will notify the others promptly upon the receipt of: (i) any comments from any Governmental Authority in connection with any filings or other actions made pursuant hereto and (ii) any request by any Governmental Authority for amendments or supplements to any filings or other actions made pursuant to, or for information provided to comply in all material respects with any Legal Requirements. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing or other action made pursuant to Section 6.4(a), Parent, Merger Sub or the Company, as the case may be, will promptly inform the others of such occurrence and cooperate in filing with the applicable Governmental Authority such amendment or supplement.

(d) Reasonable Efforts. Upon the terms and subject to the conditions set forth herein, each of the parties hereto agrees to use reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including, without limitation, using all reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Sections 7, 8 and 9 to be satisfied; (ii) obtaining or making all consents, approvals, orders or authorizations of, or registrations, declarations or filings with any Governmental Authority and the taking of all reasonable steps as may be necessary to avoid any Action by any Governmental Authority; (iii) the obtaining of all consents, approvals or waivers from third parties (provided, that the parties will discuss in good faith procedures to pursue third party consents with respect to the Merger); (iv) the defending of any Actions challenging this Agreement or the consummation of the transactions contemplated hereby; (v) the executing or delivering of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement; and (vi) if requested by Parent, obtaining a payoff letter, duly executed by Venture Lending & Leasing IV, Inc. (“Venture Lending”), providing for the termination of the Company’s credit facility with Venture Lending and the release of all liens associated therewith upon the payment of the amounts specified therein at the Closing. In connection with and without limiting the foregoing, the Company and its Board of Directors shall, if any takeover statute or similar Legal Requirement is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated hereby, use all reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of any such Legal Requirement on the Merger, this Agreement and the transactions contemplated hereby.

6.5 Advise of Changes. From the date hereof and continuing until the earlier of the termination of this Agreement or the Effective Time, Parent and the Company shall promptly advise the other party in writing to the extent it has Knowledge of (a) any event or circumstance that would reasonably be expected to result in any representation or warranty made by it (and, in the case of Parent, made by Merger Sub) in this Agreement becoming untrue or inaccurate in any material respect, (b) the failure by it (and, in the case of Parent, by Merger Sub) to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement prior to the Effective Time, (c) any change or event having, or which is reasonably likely to have, a Material Adverse Effect or (d) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; provided, however, that no such notification will be deemed to prevent or cure any breach of, or inaccuracy in, amend or supplement any Section of the Disclosure Schedule, or otherwise disclose an exception to, or affect in any manner, the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties or the Indemnifying Securityholders under this Agreement.

6.6 Cooperation. Subject to compliance with applicable Legal Requirements, from the date hereof until the Effective Time, the Company’s officers and other personnel shall make themselves reasonably available to confer on a regular and frequent basis with one or more representatives of Parent to report operational matters that are material and the general status of ongoing operations, in each case with respect to the Company.

6.7 Employee Benefit Plans.

(a) The Company shall take all actions necessary and appropriate to terminate the Company Employee Plans referred to in Schedule 6.7 of this Agreement prior to the Closing (or the day immediately prior to the Closing Date, in the case of the Company’s 401(k) plan), including, without limitation, sending appropriate notices to any Person (including the Company’s employees) and the taking of all actions by the board of directors of the Company to effectuate the termination of any such Company Employee Plans, unless Parent provides written notice to the Company that any such plan shall not be so terminated; provided that the Company shall provide Parent for its review and comment advance copies of actions by the board of directors of the Company and communications with any Person (including the Company’s employees) relating to any such termination.

(b) Prior to the Closing, the Company shall take all actions necessary to solicit, in a manner satisfactory to Parent, a vote of the Company Stockholders that complies with the requirements of Section 280G(b)(5) of the Code and Regulations § 1.280G-1 thereunder, with respect to payments and benefits which may be made or provided to any person who, with respect to the Company, is a “disqualified individual” (as such term is defined for purposes of Section 280G of the Code) if such payments or benefits may be deemed to constitute “parachute payments” pursuant to Section 280G of the Code or could reasonably be expected to result in the imposition of any excise tax imposed under Section 4999 of the Code (“Potential 280G Benefits”), or the right to such payments and benefits shall have been waived by each disqualified individual whose payments and benefits referred to herein have not been approved by the Company Stockholders. The Company shall provide to Parent a reasonable time prior to the Closing evidence satisfactory to Parent that a vote of the stockholders of the Company entitled to vote was solicited in accordance with Section 280G(b)(5) of the Code and Regulations § 1.280G-1 thereunder, and either that the requisite stockholder approval was obtained, or that no Potential 280G Benefits will be payable or retained.

(c) With respect to each benefit plan, program, practice, policy or arrangement maintained by Parent in which any employee of the Company who continues in employment with the Surviving Corporation or Parent following the Effective Time (each, a “Continuing Employee”) subsequently participates, for purposes of determining eligibility and vesting (but not with respect to accrual of or entitlement to benefits, except with respect to severance benefits and vacation entitlement), service with the Company (or predecessor employers to the extent the Company provides past service credit) shall be treated as service with Parent; provided that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits or to the extent that such service was not recognized under the applicable Company Employee Plan.

(d) Parent and the Company agree that where a Continuing Employee is eligible to participate in any group health plan, including without limitation a medical or dental benefit plan, of Parent after the Effective Date, Parent shall make reasonable commercial efforts to cause such plan to waive any pre existing condition exclusion and actively at work requirements (provided, however, that no such waiver shall apply to a pre existing condition of any Continuing Employee who was, as of the Effective Time, excluded from participation in a plan maintained by the Company by virtue of such pre existing condition) and similar limitations, eligibility waiting periods and evidence of insurability requirements, to the extent permitted by such plan. Parent shall make reasonable commercial efforts to cause any such group health plan to provide that any covered expenses incurred on or before the Effective Time by the Continuing Employees or such employees’ covered dependents under an equivalent group health plan of the Company under which such Continuing Employees or their dependents were covered prior to the Effective Date shall be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions after the Effective Time to the same extent as such expenses are taken into account for the benefit of similarly situated employees of Parent.

6.8 Company Stock Options. As of the Effective Time, Parent take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon the exercise of the Unvested Options assumed by Parent, and no later than 20 Business Days following the Effective Time, Parent will register all shares of Parent Common Stock subject to the Unvested Options assumed by Parent pursuant to Section 2.4 on a Form S-8 (or any successor thereto).

6.9 Termination of Certain Agreements. On or prior to the Closing Date, the Company shall (a) terminate all Contracts with any of the Company Securityholders or other Related Parties set forth on Schedule 6.9 (all such Contracts to be terminated, the “Related Party Agreements”), (b) deliver releases executed by such Persons with whom the Company has terminated such Contracts pursuant to this Section 6.9 providing that no further payments are due, or may become due, under or in respect of any such terminated Contacts, and (c) terminate all of the licensing and distribution agreements set forth on Schedule 6.9.

6.10 Calculation of Estimated Transaction Expenses and Change in Control Payments. On or prior to the Closing Date, the Company shall provide Parent with a certificate executed by the Company’s Chief Executive Officer or Chief Financial Officer with the Company’s calculation of, and supporting documentation for, the (a) Estimated Transaction Expenses, with separate calculations of the amount of such expenses (i) paid prior to October 23, 2007, and (ii) estimated to be paid, or to be paid, after October 22, 2007 and, (b) estimated Change in Control Payments.

6.11 No-Shop.

(a) The Company shall not, and shall not permit any of its respective affiliates, directors, officers, employees, representatives or agents (collectively, the “Company Representatives”) to, directly or indirectly (i) discuss, encourage, negotiate, undertake, initiate, authorize, recommend, propose or enter into, whether as the proposed surviving, merged, acquiring or acquired corporation or otherwise, any transaction, or any understanding, letter of intent or Contract contemplating any transaction, involving a merger, consolidation, business combination, reorganization or dissolution involving the Company or a purchase or disposition of any material amount of the assets of the Company or any capital stock or other ownership interests of the Company other than the transactions contemplated by this Agreement (an “Acquisition Transaction”), (ii) solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (iii) furnish or cause to be furnished, to any Person, any information concerning the business, operations, properties or assets of the Company in connection with an Acquisition Transaction, or (iv) or otherwise consent to, or cooperate with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing.

(b) The Company shall notify Parent orally and in writing promptly (but in no event later than 1 business day after receipt thereof) after receipt by the Company or any of the Company Representatives thereof of any proposal or offer from any Person other than Parent to effect an Acquisition Transaction or any request for non-public information relating to the Company or for access to the properties, books or records of the Company by any Person other than Parent.

(c) The Company shall (and shall cause its Company Representatives to) immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Parent) conducted heretofore with respect to any Acquisition Transaction. The Company shall not release any third party from the confidentiality and standstill provisions of any agreement to which the Company is a party.

SECTION 7. Conditions Precedent to the Obligations of Each Party to Effect the Merger. The respective obligations of each party under this Agreement to consummate the Merger and the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

7.1 Stockholder Approvals. The Requisite Stockholder Approval, as well as any required shareholder approval by the shareholders of Parent or Merger Sub, shall have been obtained and shall not have been rescinded, revoked or changed.

7.2 No Order. No temporary restraining order, preliminary or permanent injunction or other order or judgment preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect.

SECTION 8. Additional Conditions Precedent to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub under this Agreement to consummate the Merger and the other transactions contemplated hereby shall be subject to satisfaction at or prior to the Closing Date of each of the following conditions:

8.1 Representations, Warranties and Covenants.

(a)(i) Each of the representations and warranties of the Company in Sections 3.1 (Organization and Standing), 3.2 (Capitalization and Ownership of Shares), 3.3 (Subsidiaries), 3.4 (Securityholder List and Agreements), 3.5 (Authority for Agreement), 3.8 (Absence of Change) and Section 3.19 (Litigation) of this Agreement shall be true, complete and correct in all respects as of the Effective Time as though such representation and warranty had been made at the Effective Time (except that those representations and warranties which address matters only as of a particular date shall remain true, compete and correct as of such date), and (ii) each of the other representations and warranties of the Company in this Agreement, shall be true, complete and correct in all material respects as of the Effective Time as though such representation and warranty had been made at the Effective Time (except that those representations and warranties which address matters only as of a particular date shall remain true, compete and correct as of such date); provided, however, that the condition set forth in this Section 8.1(a)(ii) shall be deemed satisfied unless the effect of all such failures of representations and warranties to be true and correct (for purposes of this proviso, determining the truth or correctness of such representations and warranties without giving effect to any qualifications with respect to materiality or Material Adverse Effect), taken together, are or could reasonably be expected to be material to the Company, taken as a whole; and provided further that, nothing contained in this Section 8.1(a) shall affect a Parent Indemnified Party’s right to indemnification pursuant to Section 14 if the Closing occurs, and

(b) The Company and the Representative shall have performed and complied in all material respects with all covenants and obligations of this Agreement required to be performed and complied with by them as of the Effective Time.

8.2 Government and Other Third Party Approvals. All consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any Governmental Authority or other Person identified on Schedule 8.2 shall have been obtained or made, in a manner reasonably satisfactory in form and substance to Parent, and no such consent, approval, order or authorization shall have been revoked.

8.3 Government Litigation and Legal Requirements. There shall be no Action pending against Parent, the Company or any of their respective affiliates by any Governmental Authority or any Legal Requirement enacted or deemed applicable (a) seeking to enjoin or make illegal, delay or otherwise restrain or prohibit the consummation of the Merger or the other transactions contemplated hereby, (b) that would result in the Merger or any of the other transactions contemplated hereby being rescinded following consummation, (c) seeking to require an Action of divestiture, (d) that otherwise would have a Material Adverse Effect or (e) that is reasonably likely, directly or indirectly, to result in any of the consequences referred to in clauses (a) through (d) of this Section 8.3.

8.4 Employee Matters. All of the employees identified by Parent as “key employees” on Schedule 8.4 to whom Parent or the Surviving Corporation has extended offers shall have agreed to accept employment with Parent or the Surviving Corporation after the Merger pursuant to the Offer Package Agreements.

8.5 Merger Approval; Dissenting Shares. The Merger and this Agreement shall be approved and adopted by vote at a duly noticed meeting of stockholders, or by written consent, of the holders of at least 80% of Company Preferred Stock voting as a separate class, the holders of at least 80% of the Company Common Stock voting as a separate class, and the Company Stockholders representing at least 90% of all shares of capital stock of the Company entitled to vote thereon taken together as a single class; and holders of no more than five percent of the Company Stock shall have exercised any appraisal or dissenters’ rights pursuant to the DGCL or CGCL.

8.6 Charter Amendment. The Charter Amendment shall have been duly adopted and approved by a requisite action by the Company and its board of directors and shall have been approved by stockholders, and shall have been duly filed with the Delaware Secretary of State and in full force and effect under Delaware law.

8.7 Amount of Transaction Expenses and Change in Control Payments. The total amount of Transaction Expenses and Change in Control Payments set forth in the certificate required pursuant to Section 6.10 shall not exceed $600,000.

8.8 Repayment of Debt. The Company shall have fully satisfied all of its outstanding Indebtedness to Venture Lending which shall have filed the requisite instruments to remove all of its Security Interests in any property of the Company.

8.9 Deliveries. Parent shall have received the items listed in Section 10.1.

SECTION 9. Conditions Precedent to Obligations of the Company. All obligations of the Company under this Agreement to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction at or prior to the Closing Date of the following conditions:

9.1 Representations, Warranties and Covenants.

(a) Each of the representations and warranties of Parent and Merger Sub in this Agreement that is expressly qualified by a reference to materiality shall be true, complete and correct in all respects as so qualified, and each of the representations and warranties of Parent and Merger Sub in this Agreement that is not so qualified shall be true, complete and correct in all material respects, in each case, as of the Effective Time as though such representation and warranty had been made at the Effective Time (except that those representations and warranties which address matters only as of a particular date shall remain true, compete and correct as of such date), and

(b) Parent and Merger Sub shall have performed and complied in all material respects with all covenants and obligations of this Agreement required to be performed and complied with by them as of the Effective Time.

9.2 Deliveries. The Company shall have received the items listed in Section 10.2.

SECTION 10. Closing Deliveries.

10.1 Closing Deliveries of the Company. At or prior to the Closing, the Company shall deliver, or caused to be delivered, to Parent the following:

(a) a certificate executed on behalf of the Company by its Chief Executive Officer or its Chief Financial Officer to the effect that, as of the Effective Time, each of the conditions set forth in Section 8.1 has been satisfied;

(b) the Certificate of Merger, duly executed by the Company;

(c) the Escrow Agreement, duly executed and delivered by the Representative, such agreement to be in full force and effect as of the Effective Time;

(d) a certificate of the Secretary of the Company dated the Closing Date, in form and substance reasonably satisfactory to Parent as to (i) the Company Organizational Documents and the Company being in good standing (including attaching the Company Organizational Documents and certificates of good standing dated not more than five (5) Business Days prior to the Closing issued by the Secretary of State of the State of Delaware and by each state in which the Company is qualified to do business as a foreign corporation), (ii) the attached actions taken by the Company’s board of directors and stockholders to authorize this Agreement, the Merger and the other transactions contemplated hereby, including evidence of compliance with the Company Organizational Documents, (iii) the incumbency and signatures of the officers of the Company executing this Agreement and the other agreements, instruments and other documents executed by or on behalf of the Company pursuant to this Agreement or otherwise in connection with the transactions contemplated hereby and (iv) the Company having taken all necessary and appropriate steps such that all Company Securities, including Options and Warrants, will be treated as set forth in Section 2;

(e) a signed Warrant Holder Consent Agreement from all holders of Company Warrants and a signed Option Holder Consent from all Vested Option Holders;

(f) evidence, reasonably satisfactory to Parent, that the Company has complied in all respects with the requirements under Sections 228 and 262 of the DGCL and Chapter 13 of the CGCL;

(g) evidence satisfactory to Parent of resignations, effective as of the Closing Date, of each director and, to the extent requested by Parent, each officer of the Company, effective at the Effective Time in the form mutually agreed upon by Parent and the Company;

(h) the Offer Package Agreements entered into by 100% of the employees identified by Parent as “key employees” to whom Parent extended offers of employment with the Surviving Corporation or Parent as set forth in Schedule 8.4 shall be in full force and effect as of the Effective Time and all persons who have signed such Offer Package Agreements shall be willing and able to perform in accordance with such Offer Package Agreements.

(i) the legal opinion of Carr & Ferrell LLP in the form attached as Exhibit D;

(j) the Company’s minute books, stock record books, Financial Statements and, to the extent requested by Parent, all other documents, books, records, agreements and financial data in the possession of the Company;

(k) evidence, reasonably satisfactory to Parent, that the Company Stockholders (i) have approved by the requisite vote any Potential 280G Benefits or (ii) have voted upon such Potential 280G Benefits and the requisite vote was not obtained with respect to the Potential 280G Benefits and that any “disqualified individual” (as such term is defined in the Treasury Regulations promulgated under Section 280G of the Code) has agreed to waive and shall forfeit any Potential 280G Benefits;

(l) evidence, reasonably satisfactory to Parent, as to the termination of the Related Party Agreements (and the releases with respect thereto contemplated by Section 6.10);

(m) evidence, reasonably satisfactory to Parent, as to the termination of the Company Employee Plans referred to in Schedule 6.7, without any obligations or liabilities thereunder on the part of the Company;

(n) a certificate dated the Closing Date from the Company satisfying the requirements set forth in Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h), in form and substance reasonably satisfactory to Parent, certifying that the Company is not nor has been a “U.S. real property holding corporation” (as defined in Section 897(c)(2) of the Code) at any time during the five years preceding the date of the certificate (or such shorter period as may be specified by Section 897(c)(1)(A)(ii) of the Code);

(o) the certificate required to update the (i) Estimated Transaction Expenses, (ii) Change in Control Payments and (iii) Company Debt as required pursuant to Section 6.10;

(p) evidence, reasonably satisfactory to Parent, as to the consent of the third party consents identified on Schedule 8.2;

(q) an update of the Securityholder Schedule, giving effect to any changes required as a result of the passage of time between the date of this Agreement and the Effective Time, dated and delivered to Parent four Business Days prior to the anticipated Closing Date;

(r) the Non-Competition Agreement in the form attached as Exhibit E signed and delivered by every “key employee” identified on Schedule 8.4 who is a Company Stockholder, which shall be in full force and effect as of the Effective Time; and

(s) evidence satisfactory to Parent that the Company has assigned its repurchase rights under each Restricted Stock Purchase Agreement to Parent, effective at the Effective Time in the form mutually agreed upon by Parent and the Company.

10.2 Closing Deliveries of Parent. At or prior to the Closing, Parent shall deliver, or caused to be delivered, to the Company the following:

(a) a certificate executed on behalf of the Parent by one of its officers to the effect that, as of the Effective Time, the conditions set forth in Section 9.1 above have been satisfied; and

(b) the Escrow Agreement, duly executed and delivered by Parent; and

(c) evidence of the deposit of the amounts set forth in Section 2.8(a) above with the Paying Agent.

SECTION 11. Survival. All representations, warranties, covenants and obligations of the Company and the Representative contained herein or in any document, certificate or other instrument required to be delivered hereunder in connection with the transactions contemplated hereby shall survive the Closing and shall continue for the Escrow Period, provided that, if any claims for indemnification have been asserted with respect to inaccuracy or a breach of such representations, warranties, covenants and obligations prior to the end of the Escrow Period, such claim shall survive and continue in effect until final resolution of such claims, and provided further, that, the representations and warranties set forth in Section 3.2 (Capitalization and Ownership of Shares) and Section 3.4 (Securityholder Lists and Agreements), shall survive in perpetuity (such representations and warranties collectively referred to as the “Extended Representations”). All representations, warranties, covenants and obligations of Parent or Merger Sub contained herein or in any document, certificate or other instrument required to be delivered hereunder in connection with the transactions contemplated hereby shall terminate at the Effective Time.

SECTION 12. Termination.

12.1 Termination prior to the Effective Time of the Merger. This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties:

(a) by mutual written consent duly authorized by the Boards of Directors of Parent and the Company;

(b) by either the Company or Parent if the Merger shall not have been consummated by December 31, 2007 (the “End Date”); provided further that the right to terminate this Agreement under this Section 12.1(b) shall not be available to any party whose action or failure to act has been a principal cause of, or resulted in the failure of, the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by Parent if a Governmental Authority shall have issued or enacted any Legal Requirement or taken any other action (including, without limitation, the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which Legal Requirement is final and nonappealable, as applicable;

(d) by the Company, (i) upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub, or (ii) if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 9.1 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable prior to the End Date through the exercise of reasonable efforts, then the Company may not terminate this Agreement under this Section 12.1(d) prior to 30 days following the receipt of written notice from the Company by Parent of such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 12.1(d) if the Company shall have materially breached this Agreement or if such breach by Parent or Merger Sub is cured such that such conditions would then be satisfied);

(e) by Parent, (i) upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or the Representative, or (ii) if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 8.1 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in the Company’s representations and warranties or breach by the Company or the Representative is curable by the Company or the Representative prior to the End Date through the exercise of reasonable efforts, then Parent may not terminate this Agreement solely by reason of this Section 12.1(e) prior to the 30 days following the receipt of written notice from Parent by the Company of such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 12.1(e) if Parent shall have materially breached this Agreement or if such breach by the Company or the Representative is cured such that such conditions would then be satisfied); or

(f) by Parent, if a Material Adverse Effect shall have occurred, or Parent first becomes aware of a Material Adverse Effect, after the date hereof, or, if the Company breaches Section 6.11.

12.2 Notice of Termination; Effect of Termination. If a party wishes to terminate this Agreement pursuant to Section 12.1, then such party shall deliver to the other parties to this Agreement a written notice stating that such party is terminating this Agreement and setting forth a brief description of the basis on which such party is terminating this Agreement. Any termination of this Agreement under Section 12.1 will be effective immediately upon the delivery of a valid written notice of the terminating party to the other party hereto. In the event of the termination of this Agreement as provided in Section 12.1, this Agreement shall be of no further force or effect, except (i) as set forth in Sections 6.2(a), 6.3, 12.2, 13 and 17, each of which shall survive the termination of this Agreement, (ii) nothing in this Section 12.2 shall relieve any party from liability for any breach of this Agreement or willful failure to fulfill any condition set forth in this Agreement prior to such termination, and (iii) Parent or Merger Sub shall be entitled to seek an injunction or injunctions to prevent a breach of, or specific performance to enforce specifically the provisions of, any covenant of the Company contained in this Agreement in any court of competent jurisdiction. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

SECTION 13. Fees and Expenses. Except as otherwise provided in this Agreement, (a) all fees, costs and expenses of Parent or Merger Sub incurred in connection with this Agreement and the transactions contemplated hereby, including, without limitation, fees and expenses of financial advisors, financial sponsors, legal counsel and other advisors, shall be paid by Parent whether or not the Merger is consummated and (b) all fees, costs and expenses of the Company and the Representative incurred in connection with this Agreement and the transactions contemplated hereby, including, without limitation, fees and expenses of financial advisors, financial sponsors, legal counsel and other advisors, shall be treated as Transaction Expenses under this Agreement and shall be paid by the Company. The Company confirms that it has neither paid nor agreed to pay any fees, costs or expenses incurred by any Company Securityholder in connection with this Agreement or any of the transaction contemplated hereby.

SECTION 14. Indemnification and Claims for Damages.

14.1 Parent Claims. Each Indemnifying Securityholder who accepts payment of the applicable portion of the Total Equity Consideration pursuant to this Agreement shall be deemed to have agreed, and hereby agrees, that Parent Merger Sub and their respective affiliates (including, without limitation, following the Effective Time, the Surviving Corporation) and their respective directors, officers, employees, agents, representatives, successors and assigns (collectively, the “Parent Indemnified Parties”) shall have full recourse against, and be entitled to be compensated and reimbursed from, the Escrow Funds (subject to the terms and conditions set forth in the Escrow Agreement) for any and all Damages arising from or related to any of the following (each a “Parent Claim”):

(a) any misrepresentation or breach or failure of any representation or warranty made by the Company or the Representative in this Agreement or in any document, certificate or other instrument required to be delivered by the Company or the Representative under this Agreement to be true and correct in all respects as of the date hereof and as of the Closing Date in each case, as such representation or warranty would read if all qualifications as to materiality, including, without limitation, each reference to the defined term Material Adverse Effect, were deleted therefrom;

(b) any breach or non-fulfillment of any covenant or agreement made or to be performed by the Company or the Representative in this Agreement or in any agreement or instrument entered into by the Company or the Representative in connection with this Agreement;

(c) any fraud or intentional misrepresentation by the Company or the Representative;

(d) any Transfer Taxes for which the Company Stockholders are responsible pursuant to Section 14.8;

(e) any inaccuracy in the updated Securityholder Schedule delivered to Parent pursuant to Section 10.1(q);

(f) regardless of any disclosure on any Schedule, any “excess parachute payment” (within the meaning of Section 280G(b) of the Code) made by the Company on or prior to the Closing Date or otherwise required to be paid by the Company or the Surviving Corporation pursuant to agreements or Company Benefit Plans entered into or adopted on or prior to the Closing Date; or

(g) any indemnity payments to any Person having acted or claiming to have acted, directly or indirectly, as a broker, finder or financial advisor for any Company Securityholder or, prior to the Closing, the Company in connection with the transactions contemplated by this Agreement to the extent not otherwise included in the Transaction Expenses.

14.2 Indemnification of Parent Indemnified Parties. Each Indemnifying Securityholder who accepts payment of the applicable portion of the Total Equity Consideration pursuant to this Agreement pursuant to Section 2 shall be deemed to have agreed, and hereby agrees, to indemnify, defend and hold harmless, severally and not jointly, the Parent Indemnified Parties from and against, and such Parent Indemnified Parties shall be entitled to be compensated and reimbursed for, any and all Damages arising from or related to any misrepresentation or breach or failure of any of the Extended Representations.

14.3 Limitations of Liability.

(a) Except in the case of (i) fraud or intentional misrepresentation, or (ii) a breach of any of the Extended Representations, the sole and exclusive remedy of the Parent Indemnified Parties for Parent Claims or any other breach or obligation hereunder shall be recourse against the Escrow Funds. In the case of a claim for fraud or intentional misrepresentation, the Indemnifying Securityholders shall be severally and not jointly liable and an Indemnifying Securityholder shall be liable only for his, her or its fraud or intentional misrepresentation and the liability of such Indemnifying Securityholder shall not exceed the Total Equity Consideration actually received by such Indemnifying Securityholder. In the case of a claim for breach of any of the Extended Representations, the liability of the Indemnifying Securityholders in the aggregate shall not exceed the amount equal to (x) 15% of the Initial Merger Consideration minus (y) the amount of Escrow Funds actually recovered by Parent.

(b) Notwithstanding anything herein to the contrary, indemnification shall not be available, and the Parent Indemnified Parties shall not otherwise have recourse against the Escrow Funds, for Damages in respect Parent Claims made pursuant to Section 14.1(a) unless the total of all Damages in respect of such Parent Claims shall exceed $500,000 (the “Threshold”) in the aggregate, whereupon the total amount of all such Damages shall be recoverable in accordance with the terms hereof.

(c) Without limiting the rights of the Parent Indemnified Parties under the Escrow Agreement or against the Escrow Funds, the liability of each Indemnifying Securityholder for indemnification hereunder in all events shall be several and not joint, and in no event will an Indemnifying Securityholder have liability under this Agreement for an amount in excess of the aggregate amount of funds received by such Indemnifying Securityholder pursuant to this Agreement, including, without duplication, the Escrow Funds contributed by such Indemnifying Securityholder.

(d) Notwithstanding anything to the contrary contained in this Agreement, no party shall be liable to the other party for any special, punitive or exemplary damages arising out of this Agreement; provided, however, that the foregoing shall not be construed to preclude recovery by a Parent Indemnified Party in respect of any Damages either (i) directly incurred as a result of a third party Action or (ii) relating to or in connection with any Damages for which a Parent Indemnified Party is entitled to indemnification pursuant to Section 14.1(c). In the event (i) the Company terminates this Agreement pursuant to Section 12.1(d) or (ii) Parent fails to complete the Merger notwithstanding the satisfaction of all closing conditions under Section 7 and Section 8, and Parent is not then entitled to terminate this Agreement pursuant to Section 12.1(a), (b), (c), (e) or (f), the maximum liability of Parent to the Company, at law or in equity, on account of such specified termination or such failure of Parent shall be Fifteen Million Dollars ($15,000,000).

The terms and conditions of this Section 14 constitute essential terms and conditions of this Agreement and the Merger, and approval of this Agreement by the Company Stockholders shall constitute the express agreement of each Indemnifying Stockholder with respect to the obligations of the Company Stockholders pursuant to this Section 14.

14.4 Notification Certification of Claims. If a Parent Indemnified Party is of the opinion that any Parent Claim has occurred or will occur, an authorized officer or an authorized representative of the Parent Indemnified Party may provide the Representative with a written certificate signed by such officer or representative (an “Officer’s Certificate”) describing with reasonable specificity, and to the extent known by the applicable Parent Indemnified Party, the nature and amount of such Parent Claim. Any such Officer’s Certificate shall be delivered during the Escrow Period or within seven business days following termination of the Escrow Period.

14.5 Third Party Actions. In the event any Action is instituted against a Parent Indemnified Party which involves or appears reasonably likely to involve a Parent Claim for which indemnification may be sought, Parent will, promptly after receipt of notice of any such Action, provide written notification to the Representative of the commencement thereof. The failure to so notify the Representative of the commencement of any such Action will not relieve the Indemnifying Securityholders from liability in connection therewith, except to the extent that such failure materially and adversely affects the ability of the Indemnifying Securityholders to defend their interests in such Action; provided, however, that such written notice shall be effective only if delivered to the Representative within the Escrow Period or within seven business days following termination of the Escrow Period. Parent shall have the right in its sole discretion to assume and control the defense or settlement of such Action; provided that the Representative (or, in the event indemnification is being sought hereunder directly from an Indemnifying Securityholder, such Indemnifying Securityholder) and its counsel (at such party’s sole expense) may participate in (but not control the conduct of) the defense of such Action, provided that, except with the reasonable consent of the Representative (or, in the event indemnification is being sought hereunder directly from an Indemnifying Securityholder, such Indemnifying Securityholder), no settlement of any such Action with third party claimants shall be determinative of the amount of Damages relating to such matter. In the event that the Representative has consented to any such settlement, the Indemnifying Securityholders shall have no power or authority to object under any provision of this Section 14 to the amount of any such Parent Claim against the Escrow Funds, or against the Indemnifying Securityholders directly, as the case may be, with respect to such settlement.

14.6 Definition of Damages. For purposes of this Agreement, the term “Damages” shall mean the amount of any loss, claim, Tax, demand, damage, deficiency, liability, judgment, fine,

penalty, diminution in value, cost or expense (including, without limitation, costs of investigation and reasonable attorneys’, consultants’ and experts’ fees and expenses) incurred, paid, accrued or sustained by the Parent Indemnified Parties, whether or not involving an Action, including, without limitation, any costs of defending any Actions or enforcing the Parent Indemnified Party’s rights under this Agreement. In the event that an Indemnifying Securityholder or Securityholders pay Damages to a Parent Indemnified Party that are subsequently recovered pursuant to any insurance policy by such Parent Indemnified Party, such Parent Indemnified Party shall reimburse the Indemnifying Securityholder(s) the amount of such recovery (up to the total amount paid with respect to such claim by the Indemnifying Securityholder(s)).

14.7 Treatment of Indemnification Payments. The Company Securityholders, the Representative and Parent agree to treat (and cause their affiliates to treat) any payments received pursuant to Section 14 as adjustments to the Total Equity Consideration for all Tax purposes, to the maximum extent permitted by Legal Requirements.

14.8 Transfer and Similar Taxes. Any sales, use, transfer, gains, stamp, duties, recording and similar Taxes incurred by the Company Stockholders as a result of the transactions contemplated by this Agreement (collectively, “Transfer Taxes”) shall be borne by the Company Stockholders.

14.9 Dispute Resolution.

(a) Representative shall have thirty (30) days after receipt (or deemed receipt) of the Officer’s Certificate to deliver to Parent a written objection to all or any part of the Officer’s Certificate, and such objection shall set forth in reasonable detail the basis of the Representative’s objection to the Officer’s Certificate and the amount of dispute. In case the Representative shall deliver such written objection, Parent shall have thirty (30) days to respond in a written statement to the objection. If after such thirty (30) day period there remains a dispute as to any claims, the Representative and Parent shall attempt in good faith for thirty (30) days to agree upon the rights of the respective parties with respect to each of such claims. If the Representative and Parent should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and, if Parent has requested delivery of a portion of the Escrow Funds, shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and shall distribute the appropriate portion of the Escrow Funds in accordance with the terms of the memorandum. If no such agreement can be reached after good faith negotiation, either Parent or the Representative may, by written notice to the other, demand arbitration of the matter, unless the amount of the damage or loss is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration; and in either such event the matter shall be settled by arbitration conducted by three (3) arbitrators. Within fifteen (15) days after such written notice is sent, Parent (on the one hand) and the Representative (on the other hand) shall each select one arbitrator, and the two arbitrators so selected shall select a third arbitrator. The decision of the arbitrators as to the validity and amount of any claim in such Officer’s Certificate shall be binding and conclusive upon the parties to this Agreement, and notwithstanding anything contained herein to the contrary, the Escrow Agent shall be entitled to act in accordance with such decision and make or withhold payments from the Escrow Funds in accordance with such decision. Judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction. Any such arbitration shall be conducted under the commercial rules then in effect of the American Arbitration Association. Any arbitration shall be held in Santa Clara County, California. The non-prevailing party to an arbitration shall pay its own expenses, the fees of each arbitrator, the administrative fee of the American Arbitration Association, and the expenses and costs, incurred by the prevailing party to the arbitration (as determined by the arbitrator), but excluding attorney’s fees and costs.

(b) Any dispute, controversy, or claim between Parent, on the one hand, and the Indemnifying Securityholders or the Representative, on the other hand, arising out of or relating to the provisions of this Agreement that relates to the amount of Earn-Out Consideration payable pursuant to

Section 2.6(a) that cannot be resolved by negotiations between Parent and the Representative shall also be resolved via arbitration in the manner described in subparagraph (a) of this Section 14.9. Notwithstanding anything to the contrary in this Section 14.9, in the event of an alleged violation or breach of this Agreement by a party (including, without limitation, unauthorized disclosure of Confidential Information), the other party may seek temporary injunctive relief from any court of competent jurisdiction. In addition, any claim by the Indemnifying Securityholders or the Representative challenging the amount of Earn-Out Consideration must be asserted by written notice to Parent within 60 days after the delivery of the calculation specified in Section 2.6(c) to the Representative.

14.10 Investigation; No Company Recourse.

(a) The right to indemnification or any other remedy based on representations, warranties, covenants and agreements of the Company or the Representative in this Agreement, or any document, certificate or other instrument required to be delivered by the Company or Representative under this Agreement shall not be affected by any investigation conducted by any Parent Indemnified Party of any other Person at any time, or any knowledge acquired (or capable of being acquired) by any Parent Indemnified Party or any other Person at any time, whether before or after the execution and delivery of this Agreement or the Effective Time, with respect to the accuracy or inaccuracy of, or compliance with, any such representation, warranty, covenant or agreement.

(b) An Indemnifying Securityholder shall have no right of contribution or other recourse against the Company, or any of its respective directors, officers, employees, affiliates, agents, attorneys, representatives, assigns or successors, for any indemnification claims asserted by any Parent Indemnified Parties, it being acknowledged and agreed that the representations, warranties, covenants and agreements of the Company are solely for the benefit of the Parent Indemnified Parties.

SECTION 15. Representative.

15.1 Powers of the Representative.

(a) The Representative shall have and may exercise all of the powers conferred upon him, her or it pursuant to this Agreement and the Escrow Agreement, which shall include, without limitation:

(i) The power to execute as Representative the Escrow Agreement and any other agreement or instrument entered into or delivered in connection with the transactions contemplated hereby;

(ii) The power to give or receive any notice or instruction permitted or required under this Agreement or the Escrow Agreement, or any other agreement, document or instrument entered into or executed in connection herewith, to be given or received by any Indemnifying Securityholder, and each of them (other than notice for service of process relating to any Action before a court or other tribunal of competent jurisdiction, which notice must be given to each Indemnifying Securityholder individually, as applicable), and to take any and all action for and on behalf of the Indemnifying Securityholders, and each of them, under this Agreement, the Escrow Agreement or any other such agreement, document or instrument; provided, however, that the Representative shall not have any duty to ascertain or inquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement.

(iii) The power (subject to the provisions of Section 15.2 hereof) to (A) contest, negotiate, defend, compromise or settle any Actions for which a Parent Indemnified Party may be entitled to indemnification through counsel selected by the Representative and solely at the cost, risk and expense of the Indemnifying Securityholders, (B) authorize payment to any Parent Indemnified

Party of any of the Escrow Funds, or any portion thereof, in satisfaction of any Parent Claims, (C) agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such Parent Claims, (D) resolve any Parent Claims, (E) take any actions in connection with the resolution of any dispute relating hereto or to the transactions contemplated hereby by arbitration, settlement or otherwise, and (F) take or forego any or all actions permitted or required of any Indemnifying Securityholder or necessary in the judgment of the Representative for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement and the Escrow Agreement;

(iv) The power to consult with legal counsel, independent public accountants and other experts selected by it, solely at the cost and expense of the Indemnifying Securityholders;

(v) The power to review, negotiate and agree to and authorize any payments from the Escrow Funds in satisfaction of any payment obligation, in each case, on behalf of the Indemnifying Securityholders, as contemplated thereunder;

(vi) The power to waive any terms and conditions of this Agreement or the Escrow Agreement providing rights or benefits to the Indemnifying Securityholders (other than the payment of the consideration payable to such Indemnifying Securityholders pursuant to Section 2 of this Agreement) in accordance with the terms hereof and in the manner provided herein); and

(vii) The power to take any actions in regard to such other matters as are reasonably necessary for the consummation of the transactions contemplated hereby or as the Representative reasonably believes are in the best interests of the Indemnifying Securityholders.

(b) The Representative represents and warrants to Parent and Merger Sub that:

(i) The Representative has all necessary power and authority to execute and deliver this Agreement and the Escrow Agreement and to carry out his, her or its obligations hereunder and thereunder;

(ii) This Agreement has been duly executed and delivered by the Representative and, assuming the due authorization, execution and delivery of this Agreement by Parent, Merger Sub and the Company, constitutes the valid and legally binding obligation of the Representative, enforceable against the Representative in accordance with its terms, subject to bankruptcy, insolvency, reorganization or similar laws of general application affecting the rights and remedies of creditors, and to general equity principles; and

(iii) The Escrow Agreement will be duly executed and delivered by the Representative and, assuming the due authorization, execution and delivery of the Escrow Agreement by Parent and the Escrow Agent, constitute a legal, valid and binding obligation of the Representative, enforceable against the Representative in accordance with its terms, subject to bankruptcy, insolvency, reorganization or similar laws of general application affecting the rights and remedies of creditors, and to general equity principles.

15.2 Claims by Parent.

(a) Upon receipt or notice of any Parent Claim pursuant to Section 14, the Representative shall give prompt notice of the amount and details thereof (to the extent of the information in his or her possession) to the Indemnifying Securityholders.

(b) As soon as possible thereafter, the Representative shall notify the Indemnifying Securityholders of the proposed action which the Representative recommends shall be taken in response to such Parent Claim.

(c) Prior to the settlement of any Parent Claim, or the release of any portion of the Escrow Funds to any Parent Indemnified Party other than as a result of a final arbitration award or court order, the proposed settlement must receive the written approval of the Representative. The Representative shall have the discretion to take such action as he, she or it shall determine to be in the best interest of all of the Indemnifying Securityholders, including, without limitation, authorizing the distribution to any Parent Indemnified Party of any portion of the Escrow Funds; provided, however, that, in any event, all Indemnifying Securityholders are treated in substantially the same manner.

15.3 Notices. Any notice given to the Representative will constitute notice to each and all of the Indemnifying Securityholders at the time notice is given to the Representative. Any action taken by, or notice or instruction received from, the Representative will be deemed to be action by, or notice or instruction from, each and all of the Indemnifying Securityholders. Parent, Merger Sub, the Company and the Surviving Corporation may, and the Escrow Agent will, disregard any notice or instruction received from any one or more individual Indemnifying Securityholders.

15.4 Agreement of the Representative. The Representative hereby agrees to do such acts, and execute further documents, as shall be necessary to carry out the provisions of this Agreement and the Escrow Agreement.

15.5 Reimbursement and Liability of Representative.

(a) The Representative shall serve as the Representative without compensation; provided, however, that each Indemnifying Securityholder agrees to reimburse the Representative for such Indemnifying Securityholder’s pro rata share of all reasonable out-of-pocket expenses incurred by the Representative in the performance of his, her or its duties hereunder. Each Indemnifying Securityholder agrees that such Indemnifying Securityholder’s pro rata share of such reasonable out-of-pocket expenses may be deducted by the Representative from amounts distributed to the Representative, on behalf of the Indemnifying Securityholders, from the Escrow Funds prior to delivery of such Escrow Funds to the Indemnifying Securityholders.

(b) The Representative shall not be personally liable as the Representative to any Indemnifying Securityholder for any act done or omitted hereunder as Representative while acting in good faith and in the exercise of reasonable judgment. The Indemnifying Securityholders shall severally (but not jointly) indemnify the Representative and hold the Representative harmless against any Damages incurred without negligence or bad faith on the part of the Representative and arising out of or in connection with the acceptance or administration of the Representative’s duties hereunder.

15.6 Reliance on Representative. Parent, Merger Sub, their respective affiliates (including, without limitation, after the Effective Time, the Surviving Corporation) and the Escrow Agent shall be entitled to rely on the appointment of Louis Citron as Representative and treat such Representative as the duly appointed attorney-in-fact of each Indemnifying Securityholder and as having the duties, power and authority provided for in this Agreement and the Escrow Agreement. None of Parent, Merger Sub, their respective affiliates (including, without limitation, after the Effective Time, the Surviving Corporation) or the Escrow Agent shall be liable to any Indemnifying Securityholder for any actions taken or omitted by them in reliance upon any instructions, notice or other instruments delivered by the Representative. No resignation of the Representative shall become effective unless at least 30 days prior written notice of the replacement or resignation of such Representative shall be provided to Parent and the Escrow Agent. Parent, Merger Sub, their respective affiliates (including, without limitation, after the Effective Time, the Surviving Corporation) and the Escrow Agent shall be entitled to rely at any time after receipt of any such notice on the most recent notice so received. If the Representative shall be unable or unwilling to serve in such capacity, his, her or its successor who shall serve and exercise the powers of the Representative hereunder shall be appointed by a written instrument signed by Indemnifying Securityholders holding a majority interest in the Escrow Funds held in escrow at such time.

SECTION 16. Release. Each Company Stockholder who accepts payment of his, her or its portion of the Total Equity Consideration pursuant to Section 2 shall be deemed to have, and hereby does, unconditionally release and forever discharge the Company, Parent, Merger Sub and any other subsidiary of Parent, including their respective officers and directors, from (a) any and all obligations or duties the Company might have to such Company Stockholder and (b) any and all claims of liability, whether legal or equitable, of every kind and nature, which such Company Stockholder ever had, now has or may claim against the Company in each case arising out of facts or circumstances occurring at any time on or prior to the date hereof; provided, however, that such release shall exclude (i) those claims, liabilities, obligations and duties of the Company, Parent and Merger Sub under this Agreement (ii) those claims, liabilities, obligations and duties of the Company pursuant to any Related Party Agreement that is not terminated pursuant to the terms of this Agreement and (iii) to the extent applicable with respect to any Company Stockholder who is a director, officer or employee of the Company, (A) compensation not yet paid (including any amounts payable in connection with the consummation of the transactions contemplated by this Agreement), (B) reimbursement for expenses incurred by any such Company Stockholder in the ordinary course of his or her employment which are reimbursable under the Company’s expense reimbursement policies, (C) accrued vacation, subject to the Company’s policies on accrual and carryforward, and (D) any remaining obligations of the Company to indemnify any officer or director. For the purposes of this Section 16, each Company Stockholder hereby expressly waives the benefits of Section 1542 of the California Civil Code which reads as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE WHICH IF KNOWN TO HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

The terms and provisions of this Section 16 are specific terms of the Merger, and the approval and adoption of this Agreement and approval of the Merger by the Company Stockholders pursuant to the Stockholders’ Written Consent shall constitute approval by such Company Stockholders, as specific terms of the Merger, and the irrevocable agreement of such Company Stockholders to be bound by such terms and provisions.

SECTION 17. Miscellaneous.

17.1 Notices. All notices, requests, demands, consents and communications necessary or required under this Agreement shall be delivered by hand or sent by registered or certified mail, return receipt requested, by overnight prepaid courier or by facsimile (receipt confirmed) to:

if to Parent or Merger Sub:

NetLogic Microsystems, Inc.

Attention: General Counsel

1875 Charleston Road

Mountain View, CA 94043

Facsimile No. (650) 961-1092

With a copy to:

Bingham McCutchen LLP

Attention: Alan B. Kalin

1900 University Avenue, 4th Fl.

East Palo Alto, CA 94303

Facsimile No. (650) 849-4609

if to the Company:

Aeluros, Inc.

201 San Antonio Circle, Suite 172

Mountain View, CA 94040

Facsimile No. (650) 917-7394

with a copy to:

Carr & Ferrell LLP

Attn: Barry A. Carr, Esq.

2200 Geng Road

Palo Alto, California 93303

Facsimile No. (650) 812-3444

if to the Representative:

Louis Citron

General Counsel

c/o New Enterprise Associates

1119 St. Paul Street

Baltimore, MD 21202

Facsimile No. (410) 752-7721

All such notices, requests, demands, consents and other communications shall be deemed to have been duly given or sent three days following the date on which mailed, or one (1) day following the date mailed if sent by overnight courier, or on the date on which delivered by hand or by facsimile transmission (receipt confirmed), as the case may be, and addressed as aforesaid. Any notice to be given to any Indemnifying Securityholders hereunder shall be given to the Representative or, if for any reason there ceases to be a Representative, to each Indemnifying Securityholder.

17.2 Successors and Assigns. All covenants and agreements and other provisions set forth in this Agreement and made by or on behalf of any of the parties hereto shall bind and inure to the benefit of the successors, heirs and permitted assigns of such party, whether or not so expressed. None of the parties may assign, transfer or delegate any of their respective rights or obligations under this Agreement, by operation of law or otherwise, without the consent in writing of the Company, Parent and the Representative provided, that Parent and Merger Sub (including the Surviving Corporation) may, without obtaining the prior written consent of Representative, assign any of its rights, or delegate any of its obligations under this Agreement to (a) any affiliate of Parent, (b) any successor of such party by merger or otherwise, or (c) the purchaser of all or substantially all of the assets or stock of such Person; provided that such assignment or delegation has been made in good faith and has not been made for the purpose of avoiding or frustrating any of the assigning or delegating party’s obligations hereunder. The Representative shall execute such acknowledgements of such assignments in such forms as Parent or Merger Sub (including the Surviving Corporation) may from time to time reasonably request. Any purported assignment or delegation of rights or obligations in violation of this Section 17.2 is void and of no force or effect.

17.3 Interpretation. For purposes of this Agreement, the following rules of interpretation apply:

(a) Descriptive Headings. The headings of the sections and paragraphs of this Agreement have been inserted for convenience of reference only and shall not be deemed to be part of this Agreement.

(b) Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period is excluded. If the last day of such period is a non-Business Day, the period in question ends on the next succeeding Business Day.

(c) Currency. Any reference in this Agreement to $ means U.S. dollars.

(d) Section and Similar References. Unless the context otherwise requires, all references in this Agreement to any “Section,” “Schedule” or “Exhibit” are to the corresponding Section, Schedule or Exhibit of this Agreement.

(e) Mutual Drafting. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and have been represented by their own legal counsel in connection with the transactions contemplated by this Agreement, with the opportunity to seek advice as to their legal rights from such counsel. In the event an ambiguity or question of intent or interpretation arises, this Agreement is to be construed as jointly drafted by the parties hereto and no presumption or burden of proof is to arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement or by reason of the extent to which any such provision is inconsistent with any prior draft hereof.

17.4 Counterparts. This Agreement may be executed in two or more counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which together shall constitute one and the same instrument.

17.5 Facsimile. The exchange of signature pages to this Agreement (in counterparts or otherwise) by facsimile transmission or other electronic transmission shall be sufficient to bind the parties to the terms and conditions of this Agreement.

17.6 Severability. In the event that any one or more of the provisions contained herein is held invalid, illegal or unenforceable in any respect for any reason in any jurisdiction, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired or affected (so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party), it being intended that each of parties’ rights and privileges shall be enforceable to the fullest extent permitted by applicable Legal Requirements, and any such invalidity, illegality and unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction (so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party). If any court of competent jurisdiction determines that any provision of this Agreement is invalid, illegal or unenforceable, such court has the power to fashion and enforce another provision (instead of the provision held to be invalid, illegal or unenforceable) that is valid, legal and enforceable and carries out the intentions of the parties hereto under this Agreement and, in the event that such court does not exercise such power, the parties hereto shall negotiate in good faith in an attempt to agree to another provision (instead of the provision held to be invalid, illegal or unenforceable) that is valid, legal and enforceable and carries out the parties’ intentions to the greatest lawful extent under this Agreement.

17.7 Third Parties. Except as specifically set forth or referred to herein, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person, other than the parties hereto and their permitted successors and assigns, any rights or remedies under or by reason of this Agreement or any other certificate, document, instrument or agreement executed in connection herewith nor be relied upon other than the parties hereto and their permitted successors or assigns. The Parent Indemnified Parties not party hereto are entitled to the rights and remedies of third party beneficiaries with respect to Section 14.

17.8 Additional Definitions. For purposes of this Agreement, (a) an individual will be deemed to have “Knowledge” of a particular fact or other matter if such individual is actually aware of such fact or other matter or such individual could reasonably be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonable investigation concerning the existence of such fact or other matter, and (b) an entity will be deemed to have “Knowledge” of a particular fact or other matter if any individual who is currently serving as a director, officer, manager having responsibility relating to the applicable matter, partner, executor, trustee of such entity or, with respect to the Company, is actually aware of such fact or other matter or such individual could reasonably be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonable investigation concerning the existence of such fact or other matter, (c) “affiliate” and “associate” have the meanings ascribed to them under Rule 405 promulgated by the SEC under the Securities Act, and (d) “Business Day” means any day of the year on which national banking institutions in the State of California are open to the public for conducting business and are not required or authorized to close and shall not include Saturday.

17.9 Governing Law; Submission to Jurisdiction. This Agreement, and all matters arising out of or relating to this Agreement and any of the transactions contemplated hereby, including, without limitation, the validity hereof and the rights and obligations of the parties hereunder, shall be construed in accordance with and governed by the laws of California applicable to contracts made and to be performed entirely in such state (without giving effect to the conflicts of laws provisions thereof) except as to matters pertaining to the Company as a Delaware corporation, and to the Company Stockholders as stockholders of a Delaware corporation, which are governed by the DGCL, and as to such matters, this Agreement shall be governed by the DGCL. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of any court of competent civil jurisdiction sitting in State of California over any Action arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereto hereby irrevocably agrees that all claims in respect of such Action may be heard and determined in such courts. The parties hereto hereby irrevocably waive any objection which they may now or hereafter have to the laying of venue of such Action brought in such court or any claim that such Action brought in such court has been brought in an inconvenient forum. Each of the parties hereto agrees that a judgment in such Action may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by any applicable Legal Requirement. Each of the parties hereto hereby irrevocably consents to process being served by any party to this Agreement in any Action by delivery of a copy thereof in accordance with the provisions of Section 17.1 and consents to the exercise of jurisdiction of the courts of the State of California over it and its properties with respect to any action, suit or proceeding arising out of or in connection with this Agreement or the transactions contemplated hereby or the enforcement of any rights under this Agreement.

17.10 Entire Agreement, Not Binding Until Executed. This Agreement, including the Disclosure Schedule, Schedules and Exhibits and the other agreements referred to herein (including, without limitation, the Offer Package Agreements and the Escrow Agreement), is complete, and all promises, representations, understandings, warranties and agreements with reference to the subject matter hereof, and all inducements to the making of this Agreement relied upon by all the parties hereto, have been expressed herein or in such Disclosure Schedule, Schedules, Exhibits or such other agreements and this Agreement, including such Disclosure Schedule, Schedules, Exhibits and such other agreements, supersede any prior understandings, negotiations, agreements or representations by or among the parties, written or oral, to the extent they related in any way to the subject matter hereof or thereof, with the exception of the Mutual Non-Disclosure Agreement by and between Parent and the Company dated as of April 27, 2006 (the “Confidentiality Agreement”), which shall remain in full force and effect. Neither this Agreement nor any of the terms or provisions hereof are binding upon or enforceable against any party hereto unless and until the same is executed and delivered by all of the parties hereto.

17.11 Amendments; No Waiver. Subject to applicable Legal Requirements, any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each of the parties hereto, or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that, after approval and adoption of this Agreement and the Merger by the Company Stockholders and without their further approval, no amendment or waiver shall reduce the amount or change the kind of consideration to be received in exchange for any share of Company Stock. No course of dealing and no failure or delay on the part of any party hereto in exercising any right, power or remedy conferred by this Agreement shall operate as a waiver thereof or otherwise prejudice such party’s rights, powers and remedies. The failure of any of the parties to this Agreement to require the performance of a term or obligation under this Agreement or the waiver by any of the parties to this Agreement of any breach hereunder shall not prevent subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach hereunder. No single or partial exercise of any right, power or remedy conferred by this Agreement shall preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

[Remainder of page left blank intentionally]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement under seal as of the day and year first above written.

NETLOGIC MICROSYSTEMS, INC.

By:	/s/ Ron Jankov
Name:	Ron Jankov
Title:	CEO

ATHENA MERGER CORPORATION

By:	/s/ Mike Tate
Name:	Mike Tate
Title:	CFO

AELUROS, INC.

By:	/s/ Stefanos Sidiropoulos
Stefanos Sidiropoulos
Chief Executive Officer

REPRESENTATIVE:

/s/ Louis Citron
Louis Citron

[Signature Page to Agreement and Plan of Merger]